DC

NO ACT
P.E 2-4-03
0-49987

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03018276

March 24, 2003

Kelly B. Rose
Baker Botts LLP
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act 1934
Section
Rule 14A-8
Public Availability 3/24/2003

Re: ConocoPhillips
Incoming letter dated February 4, 2003

Dear Ms. Rose:

This is in response to your letter dated February 4, 2003 concerning the shareholder proposal submitted to ConocoPhillips by Trillium Asset Management Corporation, on behalf of David Shohl, and by the General Board of Pension and Health Benefits of The United Methodist Church. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 02 2003
THOMSON
FINANCIAL

Enclosures

cc: Shelley Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

CRG

Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns
General Board of Pension and Health Benefits of
The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

**BAKER BOTTS** LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
NEW YORK
RIYADH
WASHINGTON



February 4, 2003

001349.0165

Kelly B. Rose
713.229.1796
FAX 713.229.7996
kelly.rose@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Trillium Asset Management Corporation and The General Board of Pension and Health Benefits of the United Methodist Church – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), we are filing six copies of (1) this letter, (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by Trillium Asset Management Corporation, on behalf of Mr. David Shohl (collectively, "Trillium") and (3) the Proposal submitted to the Company by the General Board of Pension and Health Benefits of the United Methodist Church (the "United Methodist Church" and, collectively with Trillium, the "Proponents"). On January 24, 2003, the Company received a letter dated January 20, 2003 from Trillium transmitting the Proposal and requesting inclusion in the Company's proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders (the "Proxy Materials"). On January 30, 2003, the Company received a letter dated January 27, 2003 from the United Methodist Church containing the Proposal and notifying the Company of United Methodist Church's intention to co-file the Proposal with Trillium. For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to each of the Proponents.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponents that the Company does not intend to include the Proposal in the Company's Proxy Materials for the reasons set forth below.

**Description of the Proposal**

The Proposal is in the form of a resolution requesting the Company to "prepare a report to shareholders . . . describing the operating, financial and reputational risks to the company associated with past, present and future greenhouse gas emissions from its operations and products."

With regard to the eligibility of the Proponents to submit a shareholder proposal in accordance with Rule 14a-8 under the Act, Trillium's letter stated: "Trillium Asset Management is the investment advisor to Mr. David Shohl, who is the beneficial owner of 166 shares of COP common stock that were acquired more than one year prior to the filing deadline [and] Mr. Shohl intends to hold these shares through the date of ConocoPhillips' annual meeting in 2003." United Methodist Church's letter stated: "The General Board has held a number of ConocoPhilips [sic] shares, with a value of at least $2,000 for at least twelve months prior to the date of filing this 2003 shareholder proposal . . . [and] [i]t is our intent to maintain ownership of the required amount of stock through the date of the Annual Meeting."

**Basis for Exclusion**

**The Proposal May Be Excluded Pursuant to Rule 14a-8(b)(1).**

Rule 14a-8(b)(1) of the Act requires a proponent, at the time of the submission of the proposal, to be a record or beneficial owner of at least one percent or $2,000 in market value of securities entitled to be voted on the proposal at the meeting and to have continuously held such securities for at least one year. Trillium submitted the Proposal to the Company on January 20, 2003, and United Methodist Church submitted the Proposal to the Company on January 27, 2003. Therefore, in order to meet the eligibility requirements of Rule 14a-8(b)(1), the Proponents must have acquired their shares on or prior to January 20, 2002 and January 27, 2002, respectively.

Trillium asserts that it is the beneficial owner of 166 shares of common stock of the Company, but has provided no verification of its ownership.[1] Assuming that Trillium is in fact the beneficial owner of 166 shares of the Company's common stock, neither of the Proponents could have held their respective securities for one year. The earliest date that any person could have acquired shares of the Company's common stock is August 30, 2002, the effective date of the business combination pursuant to which the Company was formed. The Company was formed as a holding company to accomplish the combination of Conoco Inc., a Delaware corporation ("Conoco") and Phillips Petroleum Company, a Delaware corporation ("Phillips"). The Company's securities issued in the combination were registered under the Securities Act of 1933, as amended, on Form S-4, Registration No. 333-74798. The business combination was effected pursuant to an Agreement and Plan of Merger dated as of November 18, 2001 (the "Merger Agreement").[2]

[1] We note that United Methodist Church has provided verification of its ownership of common stock of the Company.

[2] The business combination was effected in a transaction in which Conoco was merged with a direct wholly-owned subsidiary of the Company, with Conoco as the surviving corporation, and Phillips was merged with a different direct wholly-owned subsidiary of the Company, with Phillips as the surviving corporation. Phillips shareholders

On August 30, 2002, all of the conditions to closing contained in the Merger Agreement were satisfied, the business combination became effective, and the former shareholders of Conoco and Phillips became the owners of shares of common stock of the Company. Prior to such date, Conoco and Phillips were unaffiliated publicly-held companies, and the securities of Conoco and Phillips were not convertible into, or exercisable for, common stock or any other securities of the Company. Thus, the Proponents could not have held their respective shares for one year and the Proposal may properly be omitted from the Proxy Materials.

The Staff of the Division of Corporation Finance (the "Staff") has consistently granted no-action relief with respect to the omission of a proposal when a proponent has not held voting securities for the requisite period. *See, e.g.*, Exelon Corporation (available March 15, 2001); Applied Power Inc. (available October 4, 1999); Oklahoma Gas and Electric Company (available February 19, 1997); Burlington Northern Santa Fe Corporation (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); and Owens-Illinois, Incorporated (available February 13, 1985).

In each case cited above, the proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. Notwithstanding the fact that each proponent had held shares in the acquired company for more than one year prior to the merger, the Staff took the position that each proponent's holding period for the applicable registrant's shares began when the proponent acquired the registrant's shares pursuant to the merger. In Burlington Northern Santa Fe Corporation, which involved a business combination with an identical structure to that pursuant to which the Company was formed, the Staff explained, "[i]n light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares did not commence earlier than . . . the effective time of the acquisition."

The combination of Conoco and Phillips was also an acquisition effected by a merger, and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(b)(1), the Proponents could not have acquired shares of the Company's common stock prior to August 30, 2002 when the mergers were consummated. Therefore, on January 20, 2003 and January 27, 2003, the respective dates that the Proponents submitted the Proposal, the Proponents could not have owned the Company's common stock for the requisite one-year period.

---

received one share of the Company's common stock for each share of Phillips they owned on August 30, 2002 (the "Merger Date"), and Conoco shareholders received 0.4677 shares of the Company's common stock for each share of Conoco they owned on the Merger Date. Conoco and Phillips each continue in existence as direct wholly-owned subsidiaries of the Company. Accordingly, all the outstanding capital stock of each of Conoco and Phillips is held by the Company.

The Company believes that the Proposal may be omitted from its 2003 Proxy Materials in accordance with Rule 14a-8(f) because the Proponents have not satisfied the eligibility requirements of Rule 14a-8(b)(1).

The Company has not heretofore notified the Proponents of any procedural or eligibility deficiencies because, in accordance with Rule 14a-8(f), the Company need not provide such notice of a deficiency if the deficiency cannot be remedied. In this case, the deficiency of the Proponents' proposal is their failure to own Company common stock for the requisite one-year period. This deficiency cannot be remedied and, accordingly, the Company was not required to provide the Proponents with notice of deficiency under Rule 14a-8(f).

**Alternate Basis for Exclusion - Rule 14a-8(e).**

Even if, contrary to the Staff's precedent, the Proponents as former shareholders of Phillips and Conoco[3] were able to take into account the period of time that they held Phillips or Conoco shares in determining whether they meet the one-year ownership requirement of Rule 14a-8(b)(1), we believe it would then follow that the Company should be entitled to rely on the deadlines for submission of proposals calculated by reference to the release of the proxy materials for the Phillips and Conoco 2002 annual meetings.[4] The Proponents should not be able to argue that they should be entitled to credit for ownership in a pre-merger entity but then disregard the deadlines that would have been applicable to that entity.

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent has failed to meet the deadline for submitting shareholder proposals as required by Rule 14a-8(e). *See, e.g.*, Wendy's International, Inc. (available January 6, 2003) (finding a proposal excludable when received one day after the deadline); International Business Machines Corporation (available December 26, 2002); The Coca-Cola Company (available December 24, 2002); SBC Communications Inc. (available December 24, 2002) (finding a proposal excludable when received one day after the deadline); UGI Corporation (available November 20, 2002) and Guest Supply Inc. (available October 20, 1998) (finding a proposal excludable for being received one day after the deadline).

---

[3] We note that United Methodist Church has asserted that it was formerly a shareholder of Conoco. We further note, however, that Trillium has not asserted whether it was formerly a shareholder of Phillips or Conoco.

[4] The date that the Phillips proxy statement for its 2002 annual meeting was released to shareholders was April 1, 2002. Accordingly, the deadline for receipt of a proposal for inclusion in the proxy materials for a Phillips 2003 annual meeting was December 2, 2002. The date that the Conoco proxy statement for its 2002 annual meeting was released to shareholders was April 2, 2002. Accordingly, the deadline for receipt of a proposal for inclusion in the proxy materials for a Conoco 2003 annual meeting was December 3, 2002. The Company initially received the Proposal on January 24, 2003, which was later than either of the deadlines that would have been applicable for the 2003 proxy materials of Phillips or Conoco. The Company's 2003 annual meeting has been scheduled for May 6, which is the same date as the Phillips 2002 annual meeting, and within 30 days of the date of the Conoco 2002 annual meeting, which was held on May 21, 2002. Because the date of the Company's 2003 annual meeting has not been changed by more than 30 days from the date of either of the Phillips or the Conoco 2002 annual meetings, the deadline for receipt of shareholder proposals for the Company's 2003 annual meeting should be calculated by reference to the later of those meeting dates.

Alternatively, the Company believes that the Proposal may be omitted from its 2003 Proxy Materials in accordance with Rule 14a-8(f) because the Proponents have not satisfied the eligibility requirements of Rule 14a-8(e).

The Company has not heretofore notified the Proponents of any procedural or eligibility deficiencies because, in accordance with Rule 14a-8(f), the Company need not provide such notice of a deficiency if the deficiency cannot be remedied. In this case, the deficiency of the Proponents' proposal is their failure to meet the deadline for submission set forth in Rule 14a-8(e). This deficiency cannot be remedied and, accordingly, the Company was not required to provide the Proponents with notice of deficiency under Rule 14a-8(f).

**Conclusion**

For the foregoing reasons, the Company does not intend to include the Proposal in the Company's Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2003 Annual Meeting with the Commission on or about March 17, 2003. Because the Company did not initially receive the Proposal until January 24, 2003, which is approximately 52 days prior to the date the Company intends to file its definitive Proxy Materials with the Commission, it is not possible for the Company to make its submission within the prescribed period in Rule 14a-8(j). As a result, we request that the Commission permit the Company to make its submission later than 80 days before the Company files its definitive proxy statement under Rule 14a-8(j).

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call me at (713) 229-1796.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Sincerely,

Kelly B. Rose /LRW

Kelly B. Rose

cc: Trillium Asset Management Corporation (by FedEx)
General Board of Pension and Health Benefits
of the United Methodist Church (by FedEx)

Elizabeth A. Cook
ConocoPhillips

bcc: C. Michael Watson
Tull R. Florey
Steve Lindsey
(Baker Botts L.L.P.)

→ Judy Lambert
Beth Cook

**Trillium**
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
*tel* 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

Investing for a Better World

RECEIVED
JAN 2 3 2003
JUDY LAMBET

James Mulva
President and Chief Executive Officer
ConocoPhilips
600 North Dairy Ashford Road
Houston, TX 77079

Via overnight mail

January 20, 2003

Dear Mr. Mulva:

TRILLIUM ASSET MANAGEMENT is a Boston-based investment firm that manages approximately $600 million for individual and institutional clients. We specialize in socially responsible asset management, and frequently engage in dialogue with companies in our clients' portfolios.

I am authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The proposal asks ConocoPhillips to prepare a report to shareholders describing the operating, financial and reputational risks to the company associated with past, present, and future greenhouse gas emissions from its operations and products.

Both Conoco and Phillips have acknowledged in SEC filings that policies to mitigate climate change, such as the Kyoto Protocol, could result in "substantial" costs to the company, yet ConocoPhillips has not disclosed to investors how it plans to manage these risks. According to a recent report by the World Resources Institute, an independent think tank, policies such as the Kyoto Protocol will disproportionately harm ConocoPhillips relative to its peers.

It is our foremost hope that ConocoPhillips will agree to implement our proposal, which would occasion our withdrawal. We are eager to engage in dialogue with ConocoPhillips to discuss the reasons why we are requesting the preparation of this report, which are summarized in the resolution but are necessarily abbreviated because of the word limit. (In fact, we had hoped to approach you prior to filing to make our request, but our intentions were thwarted by the impending deadline.) We are encouraged by the fact that ConocoPhillips' board includes directors who are experienced advocates for the environment.

TRILLIUM ASSET MANAGEMENT is the investment advisor to Mr. David Shohl, who is the beneficial owner of 166 shares of COP common stock that were acquired more than one year prior to the filing deadline. Mr. Shohl intends to hold these shares through the date of ConocoPhillip's annual meeting in 2003. We will forward under separate cover documentation verifying Mr. Shohl's ownership of this position.

We expect to be joined in filing this proposal by the Presbyterian Church USA and the General Board of Pensions and Health Benefits of the United Methodist Church. This group has designated me as lead contact with the company for the purposes of arranging any conference calls or meetings that may result from this filing. Each co-sponsor would also like to be copied on any correspendence that is directed to me regarding this matter.

I can be reached at (617) 292-8026, ext. 248 and look forward to your response.

Sincerely,

Shelley Alpern

Shelley Alpern
Assistant Vice President for Social Research

cc: Archie Dunham, Chairman, ConocoPhillips
Kathryn Turner, Board Member, ConocoPhillips
Norman Augustine, Board Member, ConocoPhillips
Ruth Harkin, Board Member, ConocoPhillips
The Honorable David Boren, Board Member, ConocoPhillips
Victoria Tschinkel, Board Member, ConocoPhillips
William K. Reilly, Board Member, ConocoPhillips
Bill Somplatsky-Jarman, Associate, Presbyterian Church USA
Vidette Bullock-Mixon, Director of Corporate Relations and Social Concerns, General Board of Pensions, United Methodist Church

# EMBEDDED CLIMATE RISK

WHEREAS:

- Investors, their confidence in corporate bookkeeping shaken, are starting to scrutinize other possible 'off-balance-sheet' liabilities, including the embedded risks associated with global climate change;
- In 2001 the Intergovernmental Panel on Climate Change (IPCC) concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."
- In 2001 the National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago... there is general agreement that the observed warming is real and particularly strong within the past 20 years."
- The world's largest reinsurance company, Munich Re, cites direct climate-related losses reaching $300 billion annually by 2050. Other risks have been identified:
  - Unexpected expenses from future regulation and taxes on greenhouse gases (GHG),
  - Potential future litigation,
  - Reputation risk for companies perceived to be causing climate change or resisting lowering carbon emissions,
  - Missed business opportunities;
- With the Kyoto Protocol likely to be ratified in the near future despite U.S. opposition (Associated Press, 9/3/2002), resulting GHG controls in the European Union, Japan and Russia could put U.S. companies at a competitive disadvantage against international competitors who are already used to operating in carbon-constrained environments. We believe this could diminish shareholder value in U.S. companies.
- According to a recent report by the World Resources Institute, an independent think tank, policies to mitigate climate change, such as the Kyoto Protocol, will disproportionately harm ConocoPhillips relative to its peers. This is due to the company's position in the value chain, its portfolio mix, which is weighted toward crude oil over natural gas, and the geographic distribution of its operations.
- Both Conoco and Phillips have acknowledged in SEC filings that policies to mitigate climate change, such as the Kyoto Protocol, could result in "substantial" costs to the company, yet ConocoPhillips has not disclosed to investors how it plans to manage these risks.

RESOLVED: Shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September 2003, describing the operating, financial and reputational risks to the company associated with past, present, and future greenhouse gas emissions from its operations and products.

SUPPORTING STATEMENT

Because scientific assessment of the human contribution to climate change is now widely accepted, and legislation, regulation, litigation, and other responses to climate change are foreseeable, we believe prudent management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on significant risks associated with climate change. This report should include long-term strategy to address these risks; potential reductions in risk; improvements in competitiveness and profitability associated with committing to substantially reducing those emissions; and its public stance on efforts to reduce such emissions. We believe this proposal is consistent with the fiduciary duties of the corporation's officers and directors, and with good environmental and risk management.

1-30-03; 1:59PM;CONOCO ;2812932852 # 2/

→ Judy Lambeth
Beth Coan

RECEIVED

JAN 3 0 2003

JUDY LAMBETH

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURC

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

January 27, 2003

James Mulva
President and Chief Executive Officer
ConocoPhilips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Mr. Mulva:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $10 billion for over 70,000 of its active and retired participants. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. In such capacity, the General Board has an investment position of 494,964 shares of common stock in ConocoPhilips.

The Social Principles of the United Methodist Church inform the members that:

> *The decisions that humans are now making will either enhance or degrade the quality of life on the planet. We have entered an era of greater energy interdependence.* Further, the Policy Statement, recognizes that *as the world confronts global issues such as climate change, energy inequity, pollution and energy-related problems, such actions will require international solutions based on the values of justice and sustainability. (Energy Policy Statement, United Methodist Church).*

The General Board believes that such solutions also necessitate that prudent management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on significant risks associated with climate change. We believe the enclosed proposal is consistent with the fiduciary duties of our company's officers and directors, and with good environmental and risk management.

Therefore, I am hereby authorized to notify you of our intention to co-file this resolution with TRILLIUM ASSET MANAGEMENT, the investment advisor to Mr. David Shohl, who is the beneficial owner of 166 shares of COP common stock. Further, we co-file this resolution for consideration and action by the stockholders at the 2003 Annual Meeting. We also request that the resolution and our support of it be included in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of ConocoPhilips shares, with a value of at least $2,000 for at least twelve months prior to the date of filing this 2003 shareholder proposal. Proof of the General Board's ownership of these shares is enclosed. It is our intent to maintain ownership of the required amount of stock through the date of the Annual Meeting.

Representatives of the General Board welcome the opportunity to continue dialogue with management on this matter.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns

# EMBEDDED CLIMATE RISK

WHEREAS:

- Investors, their confidence in corporate bookkeeping shaken, are starting to scrutinize other possible 'off-balance-sheet' liabilities, including the embedded risks associated with global climate change;
- In 2001 the Intergovernmental Panel on Climate Change (IPCC) concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."
- In 2001 the National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago… there is general agreement that the observed warming is real and particularly strong within the past 20 years."
- The world's largest reinsurance company, Munich Re, cites direct climate-related losses reaching $300 billion annually by 2050. Other risks have been identified:
  - Unexpected expenses from future regulation and taxes on greenhouse gases (GHG),
  - Potential future litigation,
  - Reputation risk for companies perceived to be causing climate change or resisting lowering carbon emissions,
  - Missed business opportunities;
- With the Kyoto Protocol likely to be ratified in the near future despite U.S. opposition (Associated Press, 9/3/2002), resulting GHG controls in the European Union, Japan and Russia could put U.S. companies at a competitive disadvantage against international competitors who are already used to operating in carbon-constrained environments. We believe this could diminish shareholder value in U.S. companies.
- According to a recent report by the World Resources Institute, an independent think tank, policies to mitigate climate change, such as the Kyoto Protocol, will disproportionately harm ConocoPhillips relative to its peers. This is due to the company's position in the value chain, its portfolio mix, which is weighted toward crude oil over natural gas, and the geographic distribution of its operations.
- Both Conoco and Phillips have acknowledged in SEC filings that policies to mitigate climate change, such as the Kyoto Protocol, could result in "substantial" costs to the company, yet ConocoPhillips has not disclosed to investors how it plans to manage these risks.

RESOLVED: Shareholders request that the Board of Directors prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September 2003, describing the operating, financial and reputational risks to the company associated with past, present, and future greenhouse gas emissions from its operations and products.

SUPPORTING STATEMENT

Because scientific assessment of the human contribution to climate change is now widely accepted, and legislation, regulation, litigation, and other responses to climate change are foreseeable, we believe prudent management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on significant risks associated with climate change. This report should include long-term strategy to address these risks; potential reductions in risk; improvements in competitiveness and profitability associated with committing to substantially reducing those emissions; and its public stance on efforts to reduce such emissions. We believe this proposal is consistent with the fiduciary duties of the corporation's officers and directors, and with good environmental and risk management.

**Mellon Bank**

Mellon Bank, N.A.
Mellon Bank Center
Pittsburgh, PA 15258-0001

January 27, 2003

Ms. Vidette Bullock Mixon
The General Board of Pension and Health
Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Vidette:

This letter is in response to your request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of Conoco or ConocoPhillips for at least one year since January 27, 2002 and such investment had a market value of at least $2000.00. The GBOPHB of the United Methodist held sufficient shares of Conoco from January 27, 2002 to September 3, 2002 and shares of ConocoPhillips from September 3, 2002 to January 27, 2003. The change in share positions was due to a corporate action merger

This security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-1440 with any questions.

Sincerely,

Lee F. Schmitt
Service Delivery Officer
Mellon Trust

(SEC No-Action Letter)

*1 **Exelon Corporation**
Publicly Available March 15, 2001

LETTER TO SEC

February 16, 2001

SECURITIES AND EXCHANGE COMMISSION

DIVISIONS OF CORPORATE FINANCE

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Re: **Exelon Corporation**

Shareholder Proposal submitted by Robert. B. Mills

Filing pursuant to Rule 14a-8 under the *Securities Exchange* Act

Ladies and Gentlemen:

On behalf of **Exelon Corporation** (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing six (6) paper copies of (1) this letter and (2) the proposal and statement in support thereof (the "Proposal") submitted to the Company by Mr. Robert B. Mills (the "Proponent). On November 2, 2000 and November 9, 2000, the Company received the enclosed letters dated October 31, 2000 from the Proponent transmitting the Proposal and requesting inclusion in the Company's proxy statement and form of proxy for its 2001 Annual Meeting of Shareholders (the ""Proxy Materials"). This letter is intended to notify the Securities and Exchange Commission (the "Commission") of the Company's belief that the Proposal may be properly omitted from its Proxy Materials, and to set forth the Company's reasons for the intended omission.

Description of the Proposal

The Proposal is in the form of a resolution requiring Unicom and PECO "to build new electrical generation from solar and wind power sources to replace approximately one percent (1%) of system capacity yearly for the next twenty years with the goal of having the company producing twenty percent (20%) of generation capacity from clean renewable sources in 20 years."

Summary of Company's Position

On October 20, 2000, PECO Energy Company ("PECO"), the Company and Unicom Corporation ("Unicom") consummated a share exchange and merger, pursuant to which PECO became a wholly owned subsidiary of the Company, and pursuant to which Unicom merged into the Company. As a result of the share exchange and merger, all of the outstanding shares of PECO are owned by the Company and Unicom ceased to exist.

Accordingly, the Company believes that it may exclude the Proposal from its Proxy Materials under Rule 14a-8(b) and (f) because at the time the Proponent submitted the Proposal he did not hold the Company's voting securities for the holding period set forth in Rule 14a-8(b). In fact, the Proponent's share ownership and holding period for the Company's shares did not commence until October 20, 2000, the date of the share exchange and merger. Therefore, the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under the Rule 14a-8 as a holder of Company common stock.

Proposal May be Omitted Under Rule 14a-8(b)

Under Rule 14a-8(b), in order to be eligible to submit a shareholder proposal pursuant to Rule 14a-8, a proponent must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal (and must continue to hold those securities through the date of the meeting).

*2 The Proponent only became a shareholder of record of Company common stock on October 20, 2000, when his shares of Unicom common stock and PECO common stock were exchanged for shares of Company common stock upon consummation of the share exchange and merger.

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent has not held voting securities for the requisite period. See, e.g., Applied Power Inc. (available October 4, 1999); Oklahoma Gas and Electric Company (available February 19, 1997); Burlington Northern Santa Fe Corp. (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); Owens-Illinois, Inc. (available February 13, 1985).

In each of those situations, the proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. Notwithstanding the fact that the proponents had held shares in the acquired companies for more than one year prior to the mergers, the Staff took the position that the proponents' holding period for the registrants' shares began when the proponents acquired the registrants' shares pursuant to the merger. The Staff explained that "in light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares [commenced when the proponent acquired the Company's stock pursuant to the merger.]" Burlington Northern Santa Fe Corp.

In the present case, the transaction pursuant to which Proponent acquired his shares of Company common stock was also a merger, and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(b), Proponent acquired his shares of the Company common stock on October 20, 2000 when the merger was consummated. Therefore, at the time Proponent submitted the Proposal he had not owned, and by the time of the 2001 annual shareholders meeting he will not have owned, the Company common stock for the requisite one-year period. Consequently, the Company is permitted to exclude the Proposal from its Proxy Materials because Proponent has not satisfied the eligibility requirements of Rule 14a-8(b).

Conclusion

Based on the reasons set forth above, we hereby respectfully request confirmation on behalf of the Company that the Commission will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials relating to the 2001 annual shareholders meeting.

Pursuant to Rule 14a-8(j) the Company has notified the Proponent by letter dated the same date hereof, together with a copy of this letter, of its intention to omit the Proposal from its Proxy Materials.

The 2000 annual meetings of PECO and Unicom were held on June 27,2000 and June 28, 2000, respectively. The proxy statement for these meetings provided a January 17, 2001 deadline for shareholder proposals for the 2001 annual shareholders meeting. The Company has set April 23, 2001 as the date for its annual shareholders meeting. In order to avoid shareholder confusion, the Company has kept the January 17, 2001 deadline for shareholder proposals. The Company believes that this is in compliance with Rule 14a-8(e)(2), even though such deadline is later than the 120- and 80-day deadlines provided by both Rule 14a-8(e) and (j). As a result, we request that the Commission permit the Company to make itssubmission later than 80 days before the Company files its definitive proxy statement under Rule 14a-8(j). Definitive copies of the proxy statement will be filed pursuant to Rule 14a-6(b) on or about March 23, 2001.

*3 If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call me at (215) 841-4694.

Sincerely,
Todd D. Cutler

Assistant General Counsel

EXELON SM

2301 Market Street

P.O. Box 8699

Philadelphia, PA 19101-8699

LETTER TO SEC

March 6, 2001

SECURITIES AND EXCHANGE COMMISSION

DIVISIONS OF CORPORATE FINANCE

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Re: **Exelon Corporation**

Shareholder Proposal submitted by Robert. B. Mills

Filing pursuant to Rule 14a-8 under the Securities Exchange Act

Ladies and Gentlemen:
We have reviewed Mr. Robert B. Mills' letter, dated February 27, 2001 (copy enclosed), responding to the no-action letter request of **Exelon Corporation** (the "Company") seeking to exclude his proposal from the Company's proxy statement and form of proxy for its 2001 Annual Meeting of Shareholders (the ""Proxy Materials"). In response to Mr. Mills' letter, we are filing six (6) paper copies of: 1) this letter, and 2) Mr. Mills' letter dated February 27, 2001.

Mr. Mills' arguments are without merit. Mr. Mills' response is based on three points: 1) that the Company has "failed to object in a timely manner" under Rule 14a-8(f); 2) that Mr. Mills continues to own PECO Energy common stock; and 3) that exclusion of the proposal breaches the "contract" created by the ""invitation" for shareholder proposals in PECO Energy's 2000 proxy statement.

Rule 14a-8(f)

Mr. Mills states that Rule 14a-8(f) requires a company to notify the proponent within 14 calendar days after receiving a proposal of any procedural or eligibility deficiencies. He argues that by "fail[ing] to object in a timely manner...the proposal should be allowed on this basis alone." Rule 14a-8(f) clearly provides that "a company need not provide you such notice of a deficiency if the deficiency cannot be remedied." In this case, the deficiency of Mr. Mills' proposal is his failure to own Company common stock for the requisite one-year period. This deficiency cannot be remedied and, accordingly, the Company was not required to provide Mr. Mills with notice of deficiency under Rule 14a-8(f).

PECO Energy Common Stock Ownership

Mr. Mills states that "I continue to hold PECO Energy Co. stock dated November

10, 1997." Mr. Mills is mistaken. Under the terms of the merger agreement, at the completion of the first step exchange, each share of PECO Energy Company stock was automatically converted into one share of Exelon common stock. As a result of the one-to-one exchange ratio of PECO Energy shares to Exelon shares, no exchange of stock certificates was required by the Company, unless the securities were to be sold or transferred. This was explained in a letter sent to shareholders shortly after the closing of the merger (copy enclosed).

Mr. Mills' assertion that he continues to hold PECO Energy stock is simply not correct. In fact, Mr. Mills concedes this in his response letter: "PECO Energy has become a wholly owned subsidiary of Exelon and every share of PECO Energy is equal to a share of Exelon as per the merger agreement (1:1)." The fact is that all of PECO Energy's shares are owned by Exelon. Mr. Mills' certificates represent shares of Exelon stock.

2000 Proxy Statement

*4 Mr. Mills argues that PECO Energy's 2000 proxy statement disclosure of the shareholder proposal deadline for its 2001 annual meeting is an ""invitation" and a "contract." It is neither. Rule 14a-5(e) requires that all proxy statements disclose the deadline for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting. In compliance with Rule 14a-5(e), PECO Energy disclosed the deadline for PECO Energy's 2001 annual meeting. Such disclosure is neither an invitation nor a contract, rather it is mere compliance with Commission Rule 14a-5(e). Furthermore, the disclosure relates to PECO Energy's next annual meeting. It does not relate to Exelon Corporation's 2001 annual meeting. In the event the merger discussed in the 2000 proxy statement was not consummated, PECO Energy would have conducted a 2001 annual meeting of shareholders at which PECO Energy's public shareholders could have made proposals and voted. The merger, however, was consummated on October 20, 2000 and there are no longer any publicly held shares of PECO Energy eligible to vote at PECO Energy's 2001 annual meeting.

Proposal May be Omitted Under Rule 14a-8(b)

Under Rule 14a-8(b), in order to be eligible to submit a shareholder proposal pursuant to Rule 14a-8, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal (and must continue to hold those securities through the date of the meeting).

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. See, e.g., Applied Power Inc. (available October 4, 1999); Oklahoma Gas and Electric Company (available February 19, 1997); Burlington Northern Santa Fe Corp. (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); Owens-Illinois, Inc. (available February 13, 1985).

In the present case, the transaction pursuant to which Mr. Mills' acquired his shares of Company common stock was also a merger, and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(b), Mr. Mills acquired his shares of Company common stock on October 20, 2000 when the merger was consummated. Therefore, at the time he submitted his proposal, he had not owned, and by the time of the 2001 annual shareholders meeting he will not have owned, Company common stock for the requisite one-year period. Consequently, the Company is permitted to exclude Mr. Mills' proposal from its Proxy Materials because Mr. Mills has not satisfied the eligibility requirements of Rule 14a-8(b).

If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call me at (215) 841- 4694.

*5 Sincerely,
Todd D. Cutler

Assistant General Counsel

LETTER TO SEC

February 27, 2001

TO: SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL, DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Re: Shareholder response to Exelon Corp. request to omit the

Invest in Clean Energy (ICE) Proposal from proxy statement.

Dear Commissioners,
Please allow me to summarize what has happened. I submitted a shareholder proposal to both PECO Energy Co. and Unicom Corp. on October 31, 2000 that is entitled Invest in Clean Energy (ICE) Proposal. The two companies officially merged October 20, 2000. I was invited to exchange my Unicom Corp. shares for Exelon shares in November 2000, which I did. I continue to hold PECO Energy Co. stock dated November 10, 1997 (62 shares). Last week I received a brief from Exelon Corp. counsel Todd D. Cutler which seeks to omit the proposal from the Exelon proxy statement based on Rule 14a-8(b) and (f), has not owned stock for 1 year.

My response:

1. Rule 14a-8 (f) says the company has 14 calendar days to object to a proposal based on procedural or eligibility deficiencies. They waited three and a half months. They therefore failed to object in a timely manner, and the proposal should be allowed on this basis alone.

2. Exelon counsel says quote, "The Proponent only became a shareholder of record of Company common stock on October 20, 2000, when his shares of Unicom common stock and PECO common stock were exchanged for shares of Company common stock upon consummation of the share exchange and merger." This is incorrect. I continue to hold PECO Energy Co. stock dated November 10, 1997. PECO Energy has become a wholly owned subsidiary of Exelon and every share of PECO Energy is equal to a share of Exelon as per the merger agreement (1:1). I'm sure the merger has upset the record keeping at the new company, so perhaps they were not aware of this.

3. Last spring PECO Energy and Unicom Corp. issued a joint proxy statement as the stockholders voted in favor of the merger. In that joint proxy statement, on page 152 there is an invitation to stockholders to present proposals for the next year, with a deadline of January 17, 2001. I filed this proposal in a timely manner (October 31, 2000), with the propert word limit, proof of stock ownership, amount of stock value, and other procedural requirements.

I have learned from Exelon Corp. counsel Scott Peters that it is Exelon's position that no one may submit a proposal to the Company this year because no one has held Exelon stock for the requisite 1 year. This is a breach of contract, the contract being on page 152 of the last years proxy statement and the breach being not allowing anyone to exercise that invitation and right to present proposals to the stockholders.

4. Exelon counsel Todd Cutler cites five cases where shareholders were not allowed to present proposals following mergers because they had not held the new stock long enough. This case is totally different for the following reasons, a.) I owned stock in both companies b.) I only exchanged the stock of one of those two companies c.) PECO Energy has become a wholly owned subsidiary of Exelon Corp. and every share of PECO equals a share of Exelon, and I still have those shares of PECO with a date of November 10, 1997. d.) Failure to allow any proposals significantly reduces the rights of shareholders as envisioned by Rule 14a-8.

*6 5. Rule 14a-8 (j)(1) states, ", if the company demonstrates good cause for missing the deadline." I sent them this proposal over three and a half months ago. Their failure to respond for such a long time has no good cause. This last minute attempt to omit the proposal is based in incompetent management.

I call the Commissions attention tothe fact that Unicom asked for a waiver of Rule 14a-8(j) last year, again for no real reason other than incompetence. (copy enclosed) The year before they lost my proposal for almost two months in an employees "IN" box.

This last minute request to omit the proposal should be denied because there is no good reason they waited till the last minute to file it. I will have precious little time to consider their opposing statement, the Commission will have to rule quickly on the case, and the proxy statement will be printed barely a month before the annual meeting. Exelon has stated no good reason for this to be.

6. I request the Commission to please allow the ICE Proposal to be included in the Exelon Corp. proxy statement and for debate and vote at the annual meeting of shareholders. I would also like to correct Todd Cutler's mistake on page 3 of his brief. The Exelon annual meeting is April 24th, 2001 at the Hyatt Regency O'Hare near Chicago, not April 23rd as he says in his brief. This is just more evidence of bad management on their part.

Sincerely,
Robert B. Mills

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 15, 2001

Publicly Available March 15, 2001

Re: Exelon Corporation

Incoming letter dated February 16, 2001

The proposal relates to Exelon's energy sources.

There appears to be some basis for your view that Exelon may exclude the proposal under rule 14a-8(b), because at the time the proponent submitted the proposal he did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a- 8(b). We note in particular that the proponent acquired shares of Exelon's voting securities in connection with a plan of merger involving Exelon. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is our view that the proponent's holding period for Exelon shares did not commence earlier than October 20, 2000, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposal from its proxy materials in reliance on rule 14a-8(b).

We note that Exelon did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Lillian K. Cummins

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

*7 The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnishedby the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 278486 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Applied Power Inc.**
Publicly Available October 4, 1999

LETTER TO SEC

September 3, 1999

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: **Applied Power Inc.**

SEC File No. 1-11288

Filing Pursuant to Rule 14a-8(j)

Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of **Applied Power Inc.**, a Wisconsin corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing six (6) paper copies of this letter, the proposal in the form of a proposed shareholder resolution and supporting statement (the "Proposal") submitted by Mr. John Chevedden (the "Proponent"), and the other enclosures referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in the Company's proxy statement and form of proxy for its 2000 Annual Meeting of Shareholders (the "Proxy Materials") for the reasons set forth below. We submit this letter to respectfully request that the Staff advise the Company that it will not recommend any enforcement action to the Commission if the Proposal is not included in the Proxy Materials.

The Company presently intends to file its definitive Proxy Materials for the 2000 Annual Meeting with the Commission on or after November 22, 1999.

Summary of Company's Position

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials under Rule 14a-8(b) and (f) because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal pursuant to Rule 14a-8 after having been notified of the applicable requirements and being given an opportunity to do so.

Description of the Proposal

On July 26, 1999, the deadline (as disclosed in the Company's 1999 Annual Meeting Proxy Statement) for submitting shareholder proposals for inclusion in the Company's Proxy Materials under Rule 14a-8(e), the Company received via fax the enclosed letter dated July 26, 1999 from the Proponent transmitting the Proposal. The Proposal is in the form of a resolution recommending that "shareholders have the opportunity to vote on poison pills."

With regard to his eligibility to submit a shareholder proposal in accordance with Rule 14a-8, the Proponent's letter stated: "I own 85 shares of Applied Power stock since July 1998 and I will hold the required amount of stock until after the next shareholder meeting."

Notification of Deficiencies and Failure to Remedy

As counsel for the Company, the undersigned responded to the Proponent's July 26, 1999 letter with the enclosed letter dated August 6, 1999 (the "August 6 Letter"). In accordance with Rule 14a-8(f), the August 6 Letter: (1) advised the Proponentof the eligibility requirements set forth in Rule 14a-8(b); (2) advised the Proponent that the Company's transfer records reflected that he had owned of record 85 shares of Applied Power common stock, the Company's only outstanding class of voting securities, only since July 31, 1998, when the 100 shares of ZERO Corporation stock that he had owned were converted into 85 shares of Applied Power stock upon consummation of the merger by which Applied Power acquired ZERO; (3) reminded the Proponent that in connection with his attempt to submit a shareholder proposal to the Company last year, the Division of Corporation Finance expressed the view that his holding period for the Company's shares did not commence earlier than July 31, 1998, the effective time of the merger; (4) informed the Proponent it was the Company's position that he had not demonstrated that he was eligible to submit a shareholder proposal for the Company's 2000 Annual Meeting pursuant to Rule 14a-8 and, accordingly, without addressing or waiving other possible bases for exclusion, the Company intended to exclude his proposal for that reason; and (5) invited the Proponent to demonstrate that he was in fact eligible to submit a proposal under the requirements set forth in Rule 14a-8(b) and notified him of the time frame for his response.

*2 The Company did not receive any response to the August 6 Letter within the 14 day period provided in Rule 14a-8(f), other than the resubmission of the same proposal on August 10, 1999, two weeks after the July 26, 1999 deadline for submitting shareholder proposals pursuant to a Rule 14a-8. A copy of the resubmission, dated August 10, 1999, is enclosed. Although a company need not provide a proponent notice of a deficiency if the deficiency cannot be remedied, such as the failure to submit a proposal by the Company's properly determined deadline, the undersigned nevertheless advised the Proponent, by letter dated August 23, 1999, a copy of which is enclosed, that the Company intended to exclude the Proposal because of the Proponent's ineligibility and untimeliness.

Grounds for Exclusion -- The Proposal May be Omitted Under Rule 14a-8(b) and (f)

Under Rule 14a-8(b), as the Proponent was notified in the August 6 Letter, in order to be eligible to submit a shareholder proposal pursuant to Rule 14a-8, Mr. Chevedden must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal (and must continue to hold those securities through the date of the meeting).

The Company's transfer agent has advised us that Mr. Chevedden only became a shareholder of record of Company common stock on July 31, 1998, when his 100 shares of ZERO common stock were converted into 85 shares of Company common stock upon consummation of the merger in which ZERO became a wholly owned subsidiary of the Company. Mr. Chevedden has not claimed or demonstrated beneficial ownership of any shares other than the shares he holds of record.

In Applied Power Inc. (October 6, 1998), a copy of which is enclosed, the Division of Corporation Finance expressed the view that Mr. Chevedden's holding period for the Company's shares did not commence earlier than July 31, 1998, the effective time of the merger, and accordingly indicated that the Division would not recommend enforcement action to the Commission if the Company omitted the proposal he was attempting to submit last year from its proxy materials on the basis of Rule 14a-8(f). Mr. Chevedden appealed the Division's no-action position to the Commission. The Commission determined not to review the Division's no-action position and so advised Mr. Chevedden in its letter dated November 25, 1998, a copy of which is also enclosed.

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent has not held voting securities for the requisite period. See, e.g., Gannett Co., Inc. (avail. January 4, 1996); Ann Taylor Stores Corporation (avail. March 13, 1996); and Gaylord Container Corporation (avail. November 6, 1996). The Staff has also consistently granted no-action relief with respect to the omission of a proposal when a proponent fails to supply documentary support regarding the ownership requirement within the prescribed time period after receipt of a registrant's request. See Unocal Corporation (avail. February 25, 1997); Commercial Federal Corporation (avail. August [*8] 28, 1996); and SBC Communications, Inc. (avail. September 6, 1996). Accordingly, the Company intends to omit the Proposal from the Proxy Materials.

Conclusion

*3 The August 6 Letter gave Mr. Chevedden the opportunity to demonstrate that he was eligible to submit a shareholder proposal to the Company pursuant to Rule 14a-8. Since he was not the registered holder of the requisite amount of Company common stock for at least one year by the date he submitted his Proposal on July 26, 1999, and he has not made any claim or submitted any proof that he has been the beneficial owner of the requisite amount of Company common stock for the requisite period, he has failed to demonstrate such eligibility. His August 10, 1999 resubmission after the Rule 14a-8 deadline was untimely.

Accordingly, as Mr. Chevedden was advised in the August 6 Letter, without addressing or waiving other possible bases for exclusion, the Company intends to exclude his Proposal because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of Company common stock.

We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Materials for the reasons discussed in this letter.

If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call the undersigned at 414-277-5115.

Very truly yours,
Bruce C. Davidson

QUARLES & BRADY LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4497

414/277-5000

LETTER TO SEC

September 22, 1999

OFFICE OF CHIEF COUNSEL

MAIL STOP 3-11

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, NW

WASHINGTON, DC 20549

APPLIED POWER INC. (APW)

Rebuttal to No-Action Request

SEC File No. 1-11288

Ladies and Gentlemen:
This responds to the Applied Power Inc. September 3, 1999 no-action request. Rule 14a-8(g) states "the burden is on the company to demonstrate that it is entitled to exclude a proposal."

Company Deficiency in Untimely Filing of No-Action Request

Under the new 14a-8 Rules adopted by the Commission in 1998 the company is deficient in its untimely filing of no-action request. Rule 14a-8(j)(1) requires that the company "must file its reasons with the Commission no later than 80 calendar days beforeit files its definitive proxy statement." Since the company has specified November 22, 1999 as a date to file its definitive proxy statement, it must have submitted its no-action request on September 3, 1999, 80-days prior, to meet the deadline.

These are the company's 1995-1998 dates of submitting its definitive proxy statement:

| Company name | Format | Form Type | Date Filed | File Size (Bytes) |
|---|---|---|---|---|
| APPLIED POWER INC | [text] | DEF 14A | (11/23/1998) | 69786 |
| APPLIED POWER INC | [text] | DEFA14A | (11/18/1997) | 9157 |
| APPLIED POWER INC | [text] | DEF 14A | (11/19/1996) | 114481 |
| APPLIED POWER INC | [text] | DEFA14A | (11/19/1996) | 9371 |
| APPLIED POWER INC | [text] | DEF 14A | (11/22/1995) | 59915 |

*4 The company has led the proponent to believe that the no-action request was not submitted and received by the Commission until after September 3, 1999 -- the date of the letter. Rule 14a-8(j)(1) requires that the proponent receive the no-action request simultaneously. "The company must simultaneously provide the proponent with a copy of its submission." The proponent did not receive a copy of the company no-action request until after September 3, 1999.

Furthermore the Commission staff may permit -- but is not required to permit -- a late submission, but only "if the company demonstrates good cause for missing the deadline." The company has not provided "good cause" or any explanation whatsoever.

The proponent submitted the shareholder resolution timely, giving the company approximately 40 days to draft and submit its no-action request.

Rule 14a-8(j)(1) specifically states:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

Based on the foregoing, it is respectfully requested that the Staff issue a determination that it is unable to accept the company's untimely no-action request.

In the alternative, the proponent's stock ownership since July 1998 materially meets the requirement. It meets the intent of the Rule 14a-8 to prevent non-shareholders from buying stock at the last minute to submit a shareholder resolution. This deserves particular attention since the company controlled the date of the merger. Thus the company-controlled date could result in an interpretation of a narrow miss of the ownership period.

The best claim that the company can make is that under its interpretation, ownership fulfills more than 98% of the time period required. The first company no-action letter cited in its "Grounds" heading concerned less than two months of stock ownership.

Response to Company "Grounds"

The company lists previous no-action determinations in its Grounds heading -- all without comment or analysis of the specific application to its no-action request. There are major distinctions between this shareholder resolution and the company's first referenced no-action determination, Gannett Co., Inc. 01/04/1996:

1) Gannett is two shareholder proposals.

2) The topics of the Gannett proposals are not established shareholder resolution topics and would probably be excluded solely by other Rule 14a-8 Rules. The first proposal mandates that the company not seek blatantly anti- Semitic articles. The second proposal mandates a corporate fine of $100,000 for each such publication.

*5 3) Gannett concerns less than two months of stock ownership. "He held the stock for less than two months prior to submitting the proposal."

4) Gannett does not involve a company-controlled date as an issue in determining the start-date of stock ownership. With this resolution the proponent clearly had no control over the exact date of the merger. This is significant since the number of days in question here are at most 5 days. For the majority of shareholder resolutions, the qualifying stock ownership purchase date is set by the shareholder, the date the shareholder buys the company stock.

The Commission staff advised the proponent that it cannot find the second letter cited by the company, the Ann Taylor Stores Corporation letter (March 13, 1996) cited by the company. The staff said the letter may have never been published.

Rule 14a-8(b)(2)

The company introduces the moot point of the proponent submitting stock ownership verification when the proponent is a registered holder of its stock. The company argues rules that were superseded by the 1998 revision of Rule 14a-8.

Rule 14a-8(b)(2) states that if the proponent is the registered holder of securities the company can verify proponent eligibility on its own. The shareholder must verify ownership to the company only if the proponent is not a registered holder.

The proponent is a registered shareholder and this is confirmed by the company in its September 3, 1999 letter.

Rule 14a-8(b)(2) specifically states:

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own ... .

Thus the additional cited letters are moot: Unocal Corp., 02/25/1997, Commercial Federal Corp., 08/28/1996, SBC Communications Inc., 09/06/1996.

Letter to the Commission Unanswered by the Company

The proponent's October 28, 1998 letter to the Commission was unanswered by the company. The letter stated the unintended result of the October 6, 1998 Commission Response is that all 6,100 Zero Corporation shareholders are locked out of the shareholder resolution process for 2-1/2 years at Applied Power, the merged company. The 6,100 shareholders include 5 institutional shareholders that each held from 8% to 3% of Zero Corporation stock.

Under this response, 2001 is the earliest date any of the 6,100 shareholders, who held Zero stock in January 1998 could present a resolution on the merged company proxy statement.

The date of stock ownership in the merged company, Applied Power was determined to be July 31, 1998. Meanwhile the Applied Power shareholder resolution deadline is approximately July 23, 1999 for the January 2000 shareholder meeting. Thus July 23, 2000 is the earliest deadline date that the former Zero shareholders can file a resolution with the required one year of ownership. This will result in the January 2001 meeting being the earliest meeting to present a shareholder resolution.

*6 This additionally means that it will take 3 years before NYCERS can present its resolution (to not count abstentions) on the Applied Power proxy. This resolution was originally submitted for the Zaro Corp. February 1998 resolution deadline. Zero did not contest this resolution which was submitted well in advance of its merger agreement. Thus NYCERS will be delayed from February 1998 to January 2001.

The legislative intent of one year ownership is to prevent shareholders from becoming eligible to submit shareholder resolutions by buying stock at the last minute. The legislative intent is not served by automatically disqualifying tenured shareholders from the resolution process for a 2-1/2 year period when companies merge. This is a significant legal lapse of the shareholder right to submit resolutions, particularly in this era of merger activity.

Rule Change Request

The Rule Change Request submitted previously to Jonathan G. Katz, Secretary, Securities and Exchange Commission, could provide another means and/or additional support to qualify proponent stock ownership. The investigation and analysis of this Rule Change may provide additional support for publication of this resolution.

Conclusion

The reasons the company gives for omitting this proposal from the company's proxy material are a pretext to prevent stockholders from voting on an important proposal topic simply because management opposes it. Resolutions that give shareholders the opportunity to vote on poison pills receive high shareholder votes. The Investor Responsibility Research Center reported a 1998 average vote of 56% shareholder approval on this topic.

For instance, Northrop Grumman (NOC) announced 69% approval of this topic at its May 19, 1999 shareholder meeting.

Significantly the company no-action letter has no argument regarding the content of the resolution, a well-established shareholder resolution topic recommended by many institutional shareholders and independent proxy analysts.

Consequently, the Staff is urged to reject all company objections. There is no legitimate reason to disenfranchise the company's stockholders particularly when this topic consistently receives high shareholder support.

Based on the foregoing, it is respectfully requested that the Staff issue a determination that:

1) The company's no-action request is untimely and/or

2) It is unable to concur with the company's views on all points.

It is respectfully requested that the Staff's determination be faxed directly to 310/371-7872, simultaneous with its transmission to the company.

Sincerely,
John Chevedden

**Applied Power Inc.** Shareholder

SEC LETTER

1934 Act / s -- / Rule 14A-8

October 4, 1999

Publicly Available October 4, 1999

Re: **Applied Power Inc.**

Incoming letter dated September 3, 1999

The proposal relates to not adopting or maintaining any rights plan without prior shareholder approval.

There appears to be some basis for your view that Applied Power may exclude the proposal under rule 14a-8(f), because at the time the proponent submitted the proposal he did not own for one year 1% or $ 2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(b). We note in particular that the proponent acquired shares of Applied Power's voting securities in connection with a plan of merger involving Applied Power. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is our view that the proponent's holding period for Applied Power's shares did not commence earlier than July 31, 1998, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if Applied Power omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a- 8(f).

*7 Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1999 WL 792497 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Oklahoma Gas** and **Electric** Company
Publicly Available February 19, 1997

LETTER TO SEC

January 6, 1997

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Office of the Chief Counsel

Re: **Oklahoma Gas** and **Electric** Company and OGE Energy Corp.

Shareholder Request Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our clients, **Oklahoma Gas** and **Electric** Company ("OG&E") and OGE Energy Corp. ("OGE Energy"), we are submitting this letter pursuant to Rule 14a-8(d) of the General Rules and Regulations of the Securities Exchange Act of 1934, in reference to OGE Energy's intention to omit a shareholder proposal from the proxy statement and form of proxy (the "Proxy Materials") for its 1997 annual meeting.

OG&E received a shareholder proposal (the "Proposal"), dated October 22, 1996 from Mr. Fred Wilson (the "Proponent") requesting inclusion in OG&E's proxy materials for 1997. However, for the reasons set forth below, OG&E is not expecting to solicit proxies for its 1997 annual meeting. Pursuant to a mandatory share exchange, effective as of December 31, 1996, the outstanding shares of common stock of OG&E were exchanged on a share-for-share basis for common stock of OGE Energy and OG&E became a subsidiary of OGE Energy. As a result, OGE Energy is now the sole holder of OG&E common stock and OG&E will not need to solicit proxies for its 1997 annual meeting. Instead, OGE Energy, as a newly public company, will be holding its first annual meeting in 1997 and has advised us that definitive copies of its Proxy Materials are tentatively scheduled to be filed pursuant to Rule 14a-6 on or about March 29, 1997.

We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, OGE Energy excludes the Proposal from its Proxy Materials. Pursuant to Rule 14a-8(d), enclosed herewith are seven copies of the following materials:

(1) This letter, which represents OG&E's and OGE Energy's statement of reasons why omission of the Proposal from the 1997 Proxy Materials is appropriate and, to the extent such reasons are based on matters of law, this letter also represents a supporting opinion of counsel; and

(2) The Proposal, attached as Exhibit A hereto, which was submitted by Proponent by letter dated October 22, 1996.

The Proposal

A copy of the Proposal is attached as Exhibit A and, for ease of reference, is also set forth below:

It is my opinion that the executives are not justified in receiving the unusually large incentives and bonuses which are apparently awarded by the Board of Directors. It seems that the fine salaries that they already receive should be sufficient justification and incentive for doing a good job. I feel that the executives should be able to get along very well on the fantastic salaries that they are being paid.

*2 Resolved: that all bonuses in excess of $30,000 for executive officers only be approved by the stockholders at the annual stockholders meeting.

Discussion of Reasons for Omission

The Proposal may be omitted from OGE Energy's Proxy Materials for the following reasons:

1. As indicated above, effective December 31, 1996, all outstanding shares of common stock of OG&E were exchanged on a share-for-share basis for shares of common stock of OGE Energy. As a result, OGE Energy now owns 100% of the common stock, and greater than 80% of the voting stock, of OG&E. Consequently, OG&E will not need to solicit proxies for its 1997 annual meeting, and Proponent's request for inclusion in OG&E's proxy statement is inapplicable and cannot be complied with. Even if OG&E were to solicit proxies for its 1997 annual meeting, Proponent will not own any shares of OG&E common stock at the time of the 1997 annual meeting and, therefore, will not satisfy the eligibility requirements of Rule 14a-8(a)(1).

2. Even if Proponent's submission of its proposal to OG&E before the share exchange is deemed, in effect, to be a submission to OGE Energy after the share exchange, OGE Energy believes, and we are of the opinion, that the Proposal may be omitted from OGE Energy's Proxy Materials pursuant to Rule 14a-8(a)(1). Rule 14a-8(a)(1) requires, inter alia, that a proponent must hold the securities of a registrant for one year before the proponent is eligible to submit a proposal for inclusion in the registrant's proxy material. Burlington Northern Santa Fe Corp. (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); Owens-Illinois, Inc. (available February 13, 1985). In each of those situations, the proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. Notwithstanding the fact that the proponents had held shares in the acquired companies for more than one year prior to the mergers, the Staff took the position that the proponents' holding period for the registrants' shares began when the proponents acquired the registrants' shares pursuant to the merger. The Staff explained that because the

"transaction in which the proponent acquired the shares appears to have constituted a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the holding period for the Company's shares commenced [when the proponent acquired the Company's stock pursuant to the merger.]" Burlington Northern Santa Fe Corp.

Although the transaction pursuant to which Proponent acquired his shares of OGE Energy common stock was not a merger, it was similar to the cited examples in that OGE Energy common stock was registered under the Securities Act of 1933 on Form S-4 and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(a)(1), Proponent acquired his shares of OGE Energy common stock on December 31, 1996. Therefore, at the time Proponent submitted the Proposal he had not owned, and by the time of the 1997 Annual Meeting he will not have owned, OGE Energy common stock for the requisite one year period. Consequently, OGE Energy is permitted to exclude the Proposal from its 1997 Proxy Materials because Proponent has not satisfied the eligibility requirements of Rule 14a-8(a)(1).

*3 3. We believe that, as an additional ground for omission, OGE Energy may properly omit the Proposal pursuant to Rule 14a-8(c)(1) on the basis that it is, "under the laws of the registrant's domicile, not a proper subject for action by security holders." OGE Energy was incorporated in the State of Oklahoma. Section 1027A of the Oklahoma General Corporation Act states in relevant part, "The business and affairs of every corporation organized in accordance with the provisions of the Oklahoma General Corporation Act shall be managed by or under the direction of the board of directors, except as may be otherwise provided for in the Oklahoma General Corporation Act or in its certificate of incorporation." An important part of OGE Energy's business and affairs is determining the level of compensation, including that portion thereof which is to be paid as an incentive award or bonus, for its management. There are no other provisions in the Oklahoma General Corporation Act or OGE Energy's certificate of incorporation that would limit the discretionary powers granted under Section 1027A.

If adopted, the Proposal would effectively require that OGE Energy not pay any bonuses of more than $30,000 to OGE Energy executives unless such bonuses have been approved by the shareholders. Such a mandated change in the compensation of executives is not an appropriate matter for shareholder action as it would interfere with the discretionary authority of the board of directors to manage the business and affairs of OGE Energy as provided by Oklahoma law.

The Commission has recognized the inappropriateness of such mandatory action by shareholders in Exchange Act Release No. 34-12999 (November 22, 1976), which states:

It is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a Statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

For the reasons stated above, OGE Energy believes that the Proposal constitutes an improper matter for action by shareholders and, therefore, should be omitted from its 1997 Proxy materials.

4. We believe that, as an additional ground for omission, OGE Energy may

properly omit the Proposal pursuant to Rule 14a-8(c)(7) on the basis that it "deals with a matter relating to the conduct of the ordinary business operations of the registrant." Although the Proposal appears to limit only the amount of bonuses paid to executive officers and, based on the Staff's position asserted beginning in 1992, would not appear to relate to ordinary business operations, the Proposal actually relates to OGE Energy's entire compensation program. As described in OGE's proxy statement, bonuses are only one component of the compensation program. Arbitrarily limiting bonus amounts paid to executive officers would not necessarily limit the total amount of compensation paid to them because in order to attract and retain such executives OGE Energy would probably still have to pay a market rate of total compensation. The effect of the Proposal, therefore, would be to change the percentages allocated to the different components of the compensation program for executives. This, in turn, would likely require that the entire compensation program be revised in order to maintain comparable and equitable treatment for all participants, including non-executives. Therefore, adoption of the Proposal would affect general employee compensation issues. The Staff has consistently taken the position that proposals dealing with general employee compensation issues can be omitted as relating to ordinary business operations. See, e.g., W.R. Grace & Co. (available February 29, 1996).
*4 For the reasons stated above, OGE Energy believes that the Proposal relates to ordinary business operations and, therefore, should be omitted form the 1997 Proxy Materials.

5. We further believe that, as an additional ground for omission, OGE Energy may properly omit the Proposal pursuant to Rule 14a-8(c)(3) on the basis that it violates the Commission's proxy rules, including Rule 14-a(9), which prohibits false or misleading statements in proxy soliciting materials. The Staff has previously determined that a proposal may be omitted pursuant to Rule 14a-8(c)(3) if it is so vague that neither the shareholders nor the corporation are "able to determine with reasonable certainty exactly what actions or measures the proposal requires." See, e.g. E.I. DuPont de Nemours & Company (available February 13, 1992). The Proposal is vague because it states that "all bonuses in excess of $30,000" be approved by stockholders. The Proposal is unclear whether this applies solely to cash bonuses or to all compensation other than salary and how and at what point such amounts are to be valued. As described in OG&E's compensation committee reports in its recent proxy statements, part of OG&E's compensation package for its executive officers consists of annual incentive awards paid in cash and part consists of grants of incentive-based restricted stock. Annual incentive awards are granted and performance goals for these awards are established in January of a given year. Payment of these awards is made at the end of the year and is dependent upon the achievement of the specified performance goals. Payments may range from 0% to 150% of the initial awards. Restricted stock is granted in December of a given year and vests after three years depending upon the performance of the company over such period. The ultimate payout of such restricted stock may be from 0% to 100% of the restricted stock initially awarded. Consequently, the value of any bonuses that are actually paid may vary significantly from the bonus levels that are initially established, with such variations owing in part to company performance, and, in the case of restricted stock, also to changes in the company's stock price. It is very possible that awards could be valued at more than $30,000 when granted, but could be less than $30,000 when ultimately paid out. It also is possible that awards could be valued at less than $30,000 when initially granted and more than $30,000 when ultimately paid out. Therefore, the Proposal is misleading because it is vague as to how such Proposal should be implemented and how and when such bonuses should be valued.

In addition, Proponent's supporting statement contains false and misleading statements. Proponent states, without any justification, basis or qualification, that OG&E executives receive "unusually large incentives and bonuses" and "fantastic salaries." OG&E executive compensation is set by the Compensation Committee of the Board of Directors. The Compensation Committee has in the past retained Towers Perrin, a nationally recognized compensation consulting firm, to conduct an annual executive compensation review. Towers Perrin's most recent review, which involved analyzing executive pay data from literally hundreds of U.S. companies, showed that OG&E's current compensation package for executives is well below the norm for similarly situated companies. Therefore, the statements made by Proponent are inaccurate and the Proposal may be omitted because it is false and misleading. At a minimum, the Proposal should be revised to eliminate these false and misleading statements.
*5 One copy of this letter, including attachments, has been mailed as of this date to the Proponent.

If you have any questions with respect to this matter, please contact Peter D. Clarke (312) 245-8685 or the undersigned at (312) 245-8754.

Very truly yours,
Robert J. Joseph

GARDNER, CARTON & DOUGLAS

SUITE 3400

QUAKER TOWER

321 NORTH CLARK STREET

CHICAGO, ILLINOIS 60610-4795

(312) 644-3000

ENCLOSURE

October 22, 1996

OKLAHOMA GAS AND ELECTRIC

PROXY STATEMENT PROPOSAL

ATTEN:CORPORATE SECRETARY

EXHIBIT A

IT IS MY OPINION THAT THE EXECUTIVES ARE NOT JUSTIFIED IN RECEIVING THE UNUSUALLY LARGE INCENTIVES AND BONUSES WHICH ARE APPARENTLY AWARDED BY THE BOARD OF

DIRECTORS. IT SEEMS THAT THE FINE SALARIES THAT THEY ALREADY RECEIVE SHOULD BE SUFFICIENT JUSTIFICATION AND INCENTIVE FOR DOING A GOOD JOB. I FEEL THAT THE EXECUTIVES SHOULD BE ABLE TO GET ALONG VERY WELL ON THE FANTASTIC SALARIES THAT THEY ARE BEING PAID.

RESOLVED: THAT ALL BONUSES IN EXCESS OF $30,000 FOREXECUTIVE OFFICERS ONLY BE APPROVED BY THE STOCKHOLDERS AT THE ANNUAL STOCKHOLDERS MEETING.

HOLDER OF 100 SHARES OF STOCK WHICH ARE IN THE SMITH BARNEY STOCK BROKERS HANDS.

FRED WILSON & MAZIE M. WILSON

3011 N. MILES DR.

EDMOND, OKLA 73034-4112

PHONE 405-341-8089

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action , does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

SEC LETTER

*6 1934 Act / s -- / Rule 14A-8

February19, 1997

Publicly Available February 19, 1997

Re: Oklahoma Gas and Electric Company (the "Company")

Incoming letter dated January 6, 1997

The proposal requires that shareholders approve all bonuses over $30,000 awarded to executive officers.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(a)(1) because at the time the proponents submitted the proposal such proponents did not indicate that they owned for one year 1% or $ 1,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(a)(1). The staff particularly notes that the Company will not have an annual meeting. Additionally, the staff notes that the proponents acquired shares of OGE Energy Corporation in connection with a share exchange involving the Company. In light of the fact that the transaction in which the proponents acquired shares of OGE Energy Corporation appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponents' holding period for OGE Energy Corporation's shares did not commence earlier than December 31, 1996, the effective date of the transaction. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(a)(1). In reaching this position, the Division has found it unnecessary to address the alternative bases for omission of the proposal upon which the Company relies.

Sincerely,

Amy M. Trombly

Attorney Advisor

Securities and Exchange Commission (S.E.C.)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Burlington Northern Santa Fe Corporation
Publicly Available December 28, 1995

LETTER TO SEC

December 22, 1995

Office of Chief Counsel

Division of Corporate Finance

Securities and Exchange Commission

Judiciary Plaza

450 5th Street, N.W.

Washington, D.C. 20549

Re: Shareholder Proposal to Burlington Northern Santa Fe Corporation

Dear Sir or Madam:

On behalf of Burlington Northern Santa Fe Corporation, a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Exchange Act"), I hereby request confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") submitted by the Teamsters Affiliates Pension Plan (the "Proponent") from the proxy statement and form of proxy for the Company's 1996 Annual Meeting of Stockholders, which are expected to be filed in definitive form with the Commission on or about March 12, 1996.

The Company received a letter dated November 17, 1995 from the Proponent submitting the Proposal for inclusion in the Company's 1996 proxy statement. The Proposal reads as follows:

Resolved: That the Shareholders of Burlington Northern Santa Fe Corp. urge the board of directors redeem any shareholder rights plan unless the issue is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders held as soon as possible.

Along with the Proposal, the Proponent submitted information regarding its ownership of securities of the Company (the "Ownership Information"). The Ownership Information indicates that the Proponent acquired its shares of the common stock of the Company on September 26, 1995 and that, prior to such date, the Proponent held shares of Santa Fe Pacific Corporation which it acquired in August and September of 1994.

Pursuant to Rule 14a-8(d), I have enclosed six copies of each of the following:

(i) the Proposal and Ownership Information; and (ii) this letter, which sets forth the grounds upon which the Company deems omission of the Proposal to be proper. For your convenience, I have also enclosed a copy of each of the No-action letters referred to herein. Pursuant to Rule 14a-8(d) a copy of this letter is being sent to the Proponent notifying the Proponent of the Company's intention to omit the Proposal from its proxy materials.

The Company believes that the Proposal may be properly omitted from its proxy material pursuant to Rule 14a-8 for the reasons set forth below. To the extent that the Company's reasons for omitting the Proposal are based on matters of law, this letter also constitutes the opinion of counsel required by Rule 14a-8(d)(4) under the Exchange Act.

I. Rule 14a-8(a)(1)

Rule 14a-8(a)(1) requires a proponent, at the time of submission of the proposal, to be a record or beneficial owner of at least one percent or $1,000 in market value of securities entitled to be voted on the proposal at the meeting and to have held such securities for at least one year. The Proponent submitted the Proposal to the Company on November 17, 1995. Therefore, in order to meet the eligibility requirements of Rule 14a-8(a)(1), the Proponent must have acquired its shares on or prior to November 17, 1994.

*2 The Proponent is the owner of at least $1,000 in market value of common stock of the Company but has not held such securities for one year. The Proponent acquired shares of the Company's common stock in connection with the business combination pursuant to which the Company was formed. The Company was formed as a holding company to accomplish the combination of Burlington Northern Inc. ("BNI") and Santa Fe Pacific Corporation ("SFP"). [FN1] The Company's securities issued in the combination were registered under the Securities Act of 1933 on Form S-4, file no. 33-57069. The business combination was effected pursuant to an Agreement and Plan of Merger, dated as of June 29, 1994, as amended by an Amendment dated as of October 26, 1994, Amendment No. 2 dated as of December 18, 1994 Amendment No. 3 dated as of January 24, 1995, and Amendment No. 4 dated as of September 19, 1995, between BNI and SFP (the "Merger Agreement"). The Merger Agreement contained numerous material conditions to closing, including without limitation (a) the approval of the business combination by the stockholders of BNI and SFP, (b) the termination of the applicable Hart-Scott Rodino waiting period, (c) the approval of the business combination by the Interstate Commerce Commission, (d) other required consents and approvals and (e) the delivery of various legal opinions by counsel to BNI and SFP.

FN1 Originally, the transaction was structured as an acquisition of SFP by BNI. However, the transaction was ultimately structured as a business combination in which one subsidiary of the Company was merged into BNI and another subsidiary of the Company was merged into SFP with the result that BNI and SFP became wholly owned subsidiaries of the Company.

End of Footnote(s).

On September 22, 1995, the conditions to closing were satisfied, the business combination became effective and the Proponent became the owner of shares of common stock of the Company. [FN2] Prior to such date, BNI and SFP were independent, unaffiliated companies, and the securities of SFP were not convertible into, or exercisable for, common stock or any other securities of the Company. The fact that the Proponent did not become the owner of shares of the Company until September 22, 1995 is clear from the Ownership Information provided by the Proponent which indicates that the Proponent acquired its shares of the Company on September 26, 1995 (presumably the date on which the share certificates were issued) and that, prior to such date, the Proponent held shares of SFP. Such view is also supported by the fact that the number of shares of common stock of the Company issuable to the Proponent pursuant to the business combination was not determined, and the business combination did not become effective, until September 22, 1995. Thus, the Proponent has not held its shares for one year and the Proposal may properly be omitted. Please note that the Staff reached the same conclusion in the no-action letter issued to Exide Electronics Group, Inc. (November 22, 1995) in connection with a very similar set of facts.

FN2 It is well established that, in the context of a business combination, a change in beneficial ownership does not occur until the satisfaction of all conditions to the business combination (i.e., the effective date of the business combination). See, e.g., Transcon Lines v. A.G. Becker Inc., 470 F.Supp. 356 (S.D.N.Y.1979); Portnoy v. Revlon, Inc., 650 F.2d 895 (7th Cir.1981); Kramer v. Ayer, 317 F.Supp. 254 (S.D.N.Y.1970).

End of Footnote(s).

II. Rule 14a-8(c)(3)

*3 Rule 14a-8(c)(3) permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and form of proxy if such proposal or its supporting statement is Rule 14a-8(c)(3) permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and form of proxy if such proposal or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

For the reasons set forth below, the Company believes that the Proposal and Supporting Statement are false and misleading and may properly be excluded pursuant to Rule 14a-8(c)(3).

The Supporting Statement contains at least two false statements. First, the first clause of the Supporting Statement states that "Burlington" has adopted a shareholder rights plan. "Burlington" is not defined but the statement suggests to the reader that the Company (**Burlington Northern Santa Fe** Corporation) has a shareholder rights plan. In fact, the Company has not adopted a shareholder rights plan. The Company was formed to effect the business combination of BNI and SFP which took place on September 22, 1995. BNI and SFP are now subsidiaries of the Company. While both BNI and SFP had shareholder rights plans prior to the business combination, (i) SFP's shareholder rights plan terminated by its terms immediately prior to the consummation of the business combination and (ii) BNI's plan, although surviving the business combination, is of no consequence to holders of the Company's shares as all shares of BNI are currently held by the Company. Second, the fourth clause of the Supporting Statement states that "[o]ver the years, our company has struggled to meet basic industry standards. In 1993, for example, the company reported the worst operating ratio among publicly traded companies in its business." In fact, the Company has not struggled to meet standards or otherwise recorded poor performance during 1993 or "over the years" because it only came into existence pursuant to a business combination which took place on September 22, 1995. Moreover, SFP, the company whose shares the Proponent held prior to the business combination, has performed well relative to other companies in the industry over the past several years. Because of the false statements contained in the Supporting Statement, the Company asserts that the Proposal can properly be omitted.

III. Rule 14a-8(c)(10)

Rule 14a-8(c)(10) permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy if the proposal has been rendered moot. The Staff, in Capital Cities/ABC, Inc. (February 29, 1988), stated that a proposal may be omitted pursuant to Rule 14a-8(c)(10) if "the purposes of the proposal have been substantially implemented by the Company and are rendered moot by the previous actions of the Company."

*4 As written, the proposal suggests that the Company has adopted a shareholder rights plan. The Proposal is effectively moot. As stated above, the Company has no shareholder rights plan and the shareholder rightsplans of the Company's subsidiaries, BNI and SFP, are no longer relevant. The purposes of the Proposal (i.e., to redeem the Company's shareholder rights plan unless it is approved by a majority of the outstanding shares) have been implemented and rendered moot in that the Company has no shareholder rights plan. Furthermore, the Company has no current plans to adopt a rights plan, and the Proponent has been so informed. Therefore, the Company may properly omit the Proposal.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from the Company's proxy materials relating to its 1996 Annual Meeting of Shareholders.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its proxy materials in relation to its 1996 Annual Meeting of Shareholders, please contact the undersigned at (708) 995-6805. I may also be reached by facsimile at (708) 995-6540.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Very truly yours,
Jeffrey R. Moreland

Senior Vice President--Law and General Counsel

BURLINGTON NORTHERN SANTA FE CORPORATION

3800 Continental Plaza

777 Main Street

Fort Worth, Texas 76102-5384

(817) 333-2000

ENCLOSURE

November 17, 1995

Beverly Edwards Adams

Corporate Secretary

Burlington Northern Inc.

3800 Continental Plaza

Fort Worth, TX 76102-5384

via fax: 817/333-1574

Dear Secretary Adams:
The Teamsters Affiliates Pension Plan submits the following resolution for inclusion in your 1996 proxy statement as governed by Rule 14a-8.

The fund meets all qualifications under this rule, please find documentation of ownership enclosed.

Sincerely,
Aaron Belk

Trustee, Teamsters Affiliates Pension Plan

ENCLOSURE

RESOLVED: That the Shareholders of Burlington Northern Santa Fe Corp. urge the board of directors redeem any shareholder rights plan unless the issue is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders held as soon as possible.

SUPPORTING STATEMENT:

Burlington has adopted a shareholder rights plan, often known as a "poison pill."

Generally, we believe the "pill" is an antiquated and unnecessary device given protections afforded by state law. Further we believe "pills" can serve to insulate management from basic shareholder concerns.

Most recently, the bidding for Santa Fe led the company to pay about $1.15 billion, or almost 30% more than originally offered. This forced the company to turn to bank financing.1

*5 Over the years, our company has struggled to meet basic industry standards. In 1993, for example, the company reported the worst operating ratio among publicly traded companies in its business.2

Currently, our company faces major industry changes that require a board finely tuned to what will serve long-term shareholder interests. Consolidation led by our company itself will serve to adjust pricing structures, but may also open new competition in competing transportation modes.

By redeeming or putting the "pill" to a shareholder vote, the board can demonstrate a revitalized commitment to shareholder interests.

Some companies have heeded shareholder concern and either redeemed their current pills (Philip Morris), promised to replace pills only with a shareholder vote (Consolidated Freightways), or at least engage in a dialogue with shareholders regarding pills (Bank of America).

For these reasons, we urge you to vote FOR this proposal.

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 28, 1995

Publicly Available December 28, 1995

Re: **Burlington Northern Santa Fe** Corporation (the "Company")

Incoming letter dated December 22, 1995

The proposal urges the board of directors to redeem any shareholder rights plan unless the issue is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders held as soon as possible.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(a)(1), because at the time the proponent submitted the proposal it did not own for one year 1% or $1000 in market value of securities entitled to be voted at the meeting, as required by Rule 14a-8(a)(1). The staff particularly notes that the proponent acquired shares of the Company's voting securities in connection with a plan of merger involving the Company. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares did not commence earlier than September 22, 1995, the effective time of the acquisition. Accordingly, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy materials on the basis of rule 14a-8(a)(1). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber

Attorney-Advisor

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

*6 Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

Securities and Exchange Commission (S.E.C.)

1995 WL 765467 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Exide** Electronics Group, Inc.
Publicly Available **November 22, 1995**

LETTER TO SEC

November 8, 1995

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **Exide** Electronics Group, Inc.

Shareholder Proposal Submitted by Duquesne Enterprises, Inc.

Ladies and Gentlemen:

On behalf of **Exide** Electronics Group, Inc. (the "Company"), and pursuant to Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this notice of the Company's intention to omit from its proxy statement and form of proxy (the "Proxy Statement") for the 1996 annual meeting of stockholders (the "1996 Annual Meeting") a proposal (the "Proposal") submitted by Duquesne Enterprises, Inc. (the "Proponent") recommending that the Company's Board of Directors redeem the Preferred Stock Purchase Rights (the "Rights") issued to the Company's stockholders in 1992 pursuant to the Company's Shareholder Rights Plan (the "Rights Plan"). The Company intends to omit the Proposal because (i) the Proponent has not been a record or beneficial owner of voting securities of the Company for at least one year as required by Rule 14a-8(a)(1), and (ii) the Proposal is designed to result in a benefit to the Proponent which is not shared with the Company's other stockholders within the meaning of Rule 14a-8(c)(4).

BACKGROUND OF THE PROPOSAL

By letter dated September 28, 1995 (the "Initial Letter"), the Proponent submitted the Proposal for inclusion in the Proxy Statement. (A copy of the Initial Letter is attached hereto as Exhibit A.) In the Initial Letter, the Proponent stated that it is the beneficial owner of 933,750 shares of the Company's common stock ("Common Stock"), representing 12.02% of the Common Stock outstanding. The Proponent also stated that it acquired 526,250 of its shares (the "Merger Shares") "upon conversion of its stockholdings in International Power Machines Corporation, a Delaware corporation ("IPM"), in and as a result of the merger, on February 8, 1995, of IPM with a wholly owned subsidiary of **Exide**." According to the Initial Letter, the Proponent acquired another 70,000 shares on April 4, 1995, and purchased the remaining 337,500 shares in open market transactions between April 10, 1995 and June 8, 1995. (In Amendment No. 5 to the Proponent's Schedule 13D filed on or about November 2, 1995, the Proponent reported the acquisition of

110,000 additional shares of Common Stock.)

Approximately one week after its receipt of the Initial Letter, the Company received a copy of Amendment No. 4 to the Proponent's Schedule 13D (the "Amended 13D") reporting the Proponent's submission of the Proposal and certain other steps the Proponent had taken to seek redemption of the Rights for the purpose of enabling the Proponent to acquire Common Stock in excess of the 15% threshold established in the Rights Plan. As the Proponent had in its prior reports on Schedule 13D, and as discussed further below, the Proponent also stated that it became the beneficial owner of the Merger Shares on February 8, 1995.

*2 Because the Proponent indicated in the Initial Letter and in its Amended 13D that it first acquired Common Stock (which is the only class of security entitled to vote at the 1996 Annual Meeting) on February 8, 1995, the Company asked the Proponent, by letter dated October 10, 1995 (a copy of which is attached hereto as Exhibit B), to provide documentary support for the conclusion that the Proponent had been a record or beneficial owner of the requisite number or value of shares of Common Stock for at least one year prior to the submission of the Proposal (i.e., since on or before September 28, 1994). The Company's letter explained the eligibility requirements for submitting shareholder proposals under Rule 14a-8 and cited the Proponent to Rule 14a-8(a)(1).

By letter dated October 30, 1995 (the "Supporting Letter"), the Proponent responded to the Company's letter by submitting what the Proponent described as "proof of beneficial ownership by Duquesne Enterprises, Inc. of the requisite number of shares of International Power Machines, Inc. since October 17, 1991." (A copy of the Supporting Letter and its enclosures is attached hereto as Exhibit C.) Consistent with that statement, the Supporting Letter enclosed a letter (the "Merrill Lynch Letter") from the Proponent's broker, Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") confirming that the Proponent owned shares of IPM common stock from October 29, 1991 until April 24, 1995, when those shares were exchanged for the Merger Shares.

THE MERGER

As stated by the Proponent in both of its letters, the Proponent first acquired shares of Common Stock upon its exchange of securities of IPM for the Merger Shares in connection with a merger (the "Merger") pursuant to which the Company issued Common Stock in exchange for all of IPM's outstanding securities. The Merger became effective on February 8, 1995 (the "Effective Date") upon the filing of articles of merger in Delaware and Texas. Prior to that date, the Company and IPM were independent, unaffiliated companies, and the securities of IPM were not convertible into, or exercisable for, Common Stock or any other security of the Company.

As explained in detail in the Joint Proxy Statement/Prospectus filed by the Company and IPM on January 6, 1995 (the "Merger Proxy"), the Company and IPM commenced preliminary merger negotiations in May 1994, executed a letter of intent on June 29, 1994, and negotiated the terms of an Agreement and Plan of Reorganization (the "Merger Agreement") which was dated as of August 25, 1994, and which was amended on December 14, 1994, and January 5, 1995. The Merger Agreement was negotiated at arms-length and contained numerous material conditions to closing, including, among others, (a) the effectiveness of the Company's Registration Statement on Form S-4, (b) the approval of the Merger by the stockholders of both the Company and IPM, (c) the termination of the applicable Hart-Scott Rodino waiting period, (d) the obtaining of other required consents and approvals, and (e) the delivery of various legal opinions by counsel to both parties.

*3 The stockholders of IPM and the Company approved the Merger at separate meetings held on February 7, 1995, and the other conditions to closing were satisfied on or before the Effective Date. On the Effective Date, the outstanding securities of IPM converted into Common Stock at a ratio that was based on the trading price of the Common Stock for the 15 consecutive trading days immediately preceding February 5, 1995. As a result of that calculation, it was determined that the Proponent was entitled to receive, in exchange for its IPM securities, the Merger Shares. Although stock certificates representing the Merger Shares were not issued until April 24, 1995, the Effective Date was the date on which the Proponent first became entitled to vote, dispose of, and otherwise exercise rights of ownership with respect to the Merger Shares.

## RULE 14a-8(a)(1)

Rule 14a-8(a)(1) establishes the shareholder eligibility requirements for submitting shareholder proposals. The eligibility criteria, which were adopted in 1983, are designed to provide a "bright line" test for determining whether a shareholder's economic stake in the registrant is of sufficient size and has been of sufficient duration to warrant access to the registrant's annual meeting agenda.

To be eligible to submit a proposal, Rule 14a-8(d)(1) requires that a proponent have been the record or beneficial owner, for a period of at least one year prior to submission of the proposal, of voting securities of the registrant representing at least 1% of the registrant's outstanding voting securities or having a value in excess of $1,000. The Merger Shares, which represent the first shares of Common Stock acquired by the Proponent, represent more than 1% of the outstanding Common Stock. The Proponent has not, however, been the record or beneficial owner of the Merger Shares for the requisite one- year period. [FN1]

FN1 It is clear that the Proponent is not the record owner of any shares of Common Stock, since the Supporting Letter and the Merrill Lynch Letter show that all of the Proponent's Common Stock is held in the name of Merrill Lynch. The Merrill Lynch Letter states, however, that Merrill Lynch holds the Merger shares in "an account for" the Proponent. It appears, therefore, and the Company does not dispute, that the Proponent is the "beneficial owner" of the Merger Shares.

End of Footnote(s).

The Proponent has carefully avoided, in each of its two letters, expressly claiming that it acquired record or beneficial ownership of Common Stock prior to February 8, 1995. We doubt seriously that the Proponent's avoidance of any express statement in this regard is inadvertent. On February 21, 1995, shortly after the Effective Date, the Proponent filed a Schedule 13D reporting that it became the beneficial owner of the Merger Shares on the Effective Date. Indeed, as recently as September 29, 1995, in its Amended 13D, the Proponent stated as follows:

The Certificate of Merger was filed on February 8, 1995, at which time the IPM Series B Preferred Shares were converted into 526,250 shares of Common Stock. As a result of the Merger and immediately thereafter, Duquesne Enterprises beneficially owned 526,250 shares of Common Stock, and [a joint filer] beneficially owned 2,526 shares of Common Stock. At that time, neither Duquesne Enterprises nor [the joint filer] beneficially owned any other equity securities of the Issuer.

*4 We agree with the Proponent's statement in its Amended 13D (and prior reports on Schedule 13D) that the Proponent became the beneficial owner of the Merger Shares on the Effective Date. Although neither Section 14(a) of the Exchange Act nor the rules adopted thereunder define the term "beneficial ownership," Rule 13d-3 provides that a person is deemed a beneficial owner of a security if such person, directly or indirectly, has or shares, through any contract, arrangement, understanding, relationship or otherwise, the power to vote or the power to dispose of such security. Based on this definition, the Proponent did not become the beneficial owner of the Merger Shares until February 8, 1995, when the Proponent became unconditionally entitled to the Merger Shares. Prior to the Effective Date, the Proponent had neither the power to vote or the power to dispose of the Merger Shares. The obviousness of this conclusion is illustrated by the fact that, at the meeting of the Company's stockholders held on February 7, 1995 for the purpose of approving the Merger, the Merger Shares were neither eligible to vote nor counted in determining the number of shares constituting a quorum.

Clearly, the execution of the Merger Agreement did not make the Proponent the beneficial owner of the Merger Shares. It is well settled that a person does not become the beneficial owner of securities issuable pursuant to an agreement if the issuance of those securities is subject to a material contingency outside such person's control. See, e.g., Transcon Lines v. A.G. Becker Inc., 470 F.Supp. 356, 371 (S.D.N.Y.1979) (exercise of right to acquire contingent on disposition of securities of another issuer or government approval and therefore holder of right not deemed beneficial owner for purposes of Section 13(d)); Levner v. Prince Alwaleed, 61 F.3d 8 (2nd Cir.1995) (convertible preferred stock does not represent beneficial ownership of underlying common stock where conversion requires consent of both issuer and federal agency.)

The courts have taken the same position in defining beneficial ownership for purposes of Section 16 of the Exchange Act. Generally, for purposes of Section 16, a shareholder of an acquired company in a merger is deemed to have disposed of the shares of the acquired company and to have become the beneficial owner of the securities of the acquiring company when the shareholder becomes irrevocably bound to surrender his or her shares pursuant to the merger. See e.g., Portnoy v. Revlon, Inc., 650 F.2d 895, 898 (7th Cir.1981). A shareholder does not become irrevocably bound upon the mere execution of a merger agreement containing material conditions to closing. See Staffin v. Greenberg, 672 F.2d 1196, 1207-08 (3rd Cir.1982). Instead, stockholders of the acquired company are deemed irrevocably bound to the transaction when all conditions to the merger have been satisfied. See, e.g., Colan v. Cutler- Hammer, Inc., CCH Fed.Sec.L.Rep. ¶ 92,806, at 93,946-51 (N.D.Ill.1986), aff'd, 812 F.2d 357 (7th Cir.1987), cert. denied, 484 U.S. 820 (1987); Portnoy v. Revlon, Inc. 650 F.2d 895, 898 (7th Cir.1981). Accordingly, the change in beneficial ownership does not occur until requisite approvals have been obtained and the articles of merger have been filed. See Kramer v. Ayer, 317 F.Supp 254, 258 n. 5 (S.D.N.Y.1970).

*5 That the Proponent did not become the beneficial owner of the Merger Shares prior to the Effective Date is also evidenced by the fact that the number of shares of Common Stock issuable to the Proponent pursuant to the Merger Agreement was not determined until that date. The Staff has taken the position under Section 16 that the right to acquire an indeterminate number of securities in the future does not confer beneficial ownership of those securities until the number issuable becomes fixed. See, e.g., Certilman Balin Adler & Hyman (April 20, 1992).

The courts have been clear and consistent in holding under both Section 13(d) and

Section 16 that a change in beneficial ownership does not occur upon execution of a merger agreement, but instead occurs upon the satisfaction of all conditions to the merger. It would be inconsistent with these holdings, as well as with the Proponent's own public disclosures, to conclude that the Proponent became the beneficial owner of the Merger Shares for purposes of Rule 14a-8 at any time prior to the Effective Date.

RULE 14-a(8)(c)(4)

In submitting the Proposal, the Proponent is seeking a benefit that will not be shared with the other holders of the Common Stock. The Rights Plan, which is designed to deter coercive takeover tactics by persons seeking to acquire control of the Company, is triggered by any acquisition of Common Stock that results in the acquiror's beneficial ownership of more than 15% of the class outstanding.

The Proponent currently holds slightly less than 15% of the outstanding Common Stock and has expressed an interest in acquiring additional shares. Indeed, on the same date that it submitted the Proposal, the Proponent requested that the Company redeem the Rights to permit it to acquire additional shares of Common Stock. Tellingly, the Proponent also requested that the Company take action to approve the increased investment for purposes of Section 203 of the General Corporation Law of the State of Delaware, which prohibits the acquisition of a company by an interested stockholder (i.e., a holder of 15% or more of the company's voting securities) unless one or more of certain conditions are met, one of which is board approval of the transaction by which the interested stockholder becomes a 15% holder. The Company declined to take the requested action on the terms proposed by the Proponent. The details of the Proponent's approach to the Company, and the Proponent's interest in acquiring additional shares of Common Stock, are detailed in the Amended 13D, which was filed with the Commission on or about October 3, 1995.

It is clear that the Proponent's motivation in seeking redemption of the Rights is to permit the Proponent to acquire additional shares of Common Stock without proposing a transaction that treats all stockholders equally. In doing so, the Proponent is seeking to obtain a benefit that is vastly different from the "benefit" that would be realized by the Company's remaining stockholders. While the Proponent seeks to increase its equity ownership, it would do so by decreasing the equity ownership of the remaining stockholders of the Company. Recognition of the conflicting interests of potential acquirors and the other stockholders of a target company is what led to the enactment of the Williams Act and is precisely why the Company implemented the Rights Plan in the first place. To take the position that the interests of an unwelcome bidder in seeking to enhance its ability to buy up the target's stock are the same as the interests of the stockholders whose proportionate ownership interest would be diminished by those acquisitions is not only illogical but also flies in the face of the purposes of the Williams Act.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

*6 In accordance with Rule 14a-8(d), five additional copies of this letter and its attachments are enclosed. We would appreciate confirmation that the Staff concurs with the Company's position that the Proposal is excludable from the Proxy Statement for the reasons set forth above. If the Staff is unable to concur, we would appreciate your calling us in advance of your providing a written response so that we may attempt to address the Staff's concerns.

By copy of this letter, I am advising the Proponent of the Company's intention to omit the Proposal and the reasons the Company deems such omission to be proper.

Very truly yours,
Alan L. Dye

HOGAN & HARTSON

Columbia Square

555 Thirteenth Street, NW

Washington, DC 20004-1109

Tel (202) 637-5600

ENCLOSURE

September 28, 1995

**Exide** Electronics Group, Inc.

8521 Six Forks Road

Raleigh, North Carolina 27615

Attention: Corporate Secretary

RE: Stockholder Proposal for 1996 Annual Meeting of Stockholders

Ladies and Gentlemen:

This letter is to inform you that Duquesne Enterprises, Inc., a Pennsylvania corporation ("Duquesne Enterprises"), with a principal place of business at 301 Grant Street, Pittsburgh, Pennsylvania 15279 intends itself or through a designated representative to present the proposal attached hereto at the 1996 annual meeting (the "Meeting") of the stockholders of **Exide** Electronics Group, Inc. ("**Exide**").

Duquesne Enterprises hereby requests, under Rule 14(a)-8 of the proxy regulations promulgated by the U.S. Securities and Exchange Commission, that **Exide** include the proposal and supporting statement attached hereto in management's proxy statement, and provide a means for stockholders to vote with respect to such proposal in management's proxy, distributed to stockholders in connection with such Meeting.

Duquesne Enterprises is the beneficial owner of 933,750 shares (12.02%) of the Common Stock, par value $.01 per share, of **Exide** (the "Shares"). Duquesne Enterprises received 526,250 of such Shares upon conversion of its stockholdings in International Power Machines Corporation, a Delaware corporation ("IPM"), in and as a result of the merger, on February 8, 1995, of IPM with a wholly-owned subsidiary of **Exide**. Duquesne Enterprises acquired its IPM interest on October 17, 1991. Duquesne Enterprises also received an additional 70,000 of such Shares as a contribution to capital from DQE, Inc., Duquesne Enterprise's parent company, on April 4, 1995. The remaining such Shares were purchased by Duquesne Enterprises in open market transactions between April 10, 1995 and June 8, 1995. Duquesne Enterprises intends to continue to own at least 1% or $1000 in market value of the

Shares through the date on which the Meeting is held.

We include herewith documentary support for our claim of beneficial ownership of the Shares.

Very truly yours,
James D. Mitchell

President

DUQUESNE ENTERPRISES, INC.

ENCLOSURE

PROPOSED RESOLUTION

*7 RESOLVED that the stockholders of **Exide** Electronics Group, Inc. (the "Company") hereby recommend that the Board of Directors of the Company take appropriate action to cause the Company to redeem the Preferred Stock Purchase Rights issued to the stockholders under the Rights Agreement, dated November 25, 1992, and to terminate said agreement, unless it is approved by the affirmative vote of holders of not less than a majority of the outstanding shares at a stockholders meeting held as soon as practical.

STOCKHOLDER'S SUPPORTING STATEMENT

In November 1992, the Board of Directors of the Company, without stockholder approval, adopted a stockholder rights agreement of the type frequently referred to as a "Poison Pill". The Board has thereby empowered itself to dilute the holdings of any stockholder who acquires, without the Board's approval, 15% or more of the outstanding shares of Common Stock of the Company (with the exception of Massachusetts Mutual Life Insurance Company which may own up to 22%).

The Company's Poison Pill is an extremely effective device intended to prevent acquisitions of more than 15% of the Company's shares of Common Stock which are not approved by the Board of Directors, however attractive any such share acquisition might be to stockholders. We believe that the stockholders themselves should decide what is a fair price for their shares.

The Delaware General Corporation Law prevents a non-Board approved investor acquiring more than 15% but less than 85% of the shares from engaging in certain self-interested transactions; this law, in our opinion, affords adequate protection for stockholders against "unfair" offers intended as a prelude to such self-interested transactions.

The negative effects of Poison Pills on trading values have been the subject of extensive research. A 1986 study by the Office of the Chief Economist (OCE) of the Securities and Exchange Commission entitled "The Effects of Poison Pills on the Wealth of Target Shareholders" concludes: "empirical tests, taken together, show that poison pills are harmful to target stockholders, on net." Another 1986 OCE study entitled "The Economics of Poison Pills" maintains similarly that "the stock-returns evidence suggests that the effect of poison pills to deter prospective hostile takeover bids outweighs the beneficial effects that come from increased bargaining leverage of the target management." We believe that Poison Pills can pose such an obstacle to a takeover that management becomes entrenched, and that such entrenchment, and the lack of accountability that results, can adversely affect stockholder value.

Furthermore, the Joint Proxy Statement/Prospectus, dated January 6, 1995, distributed by the Board of Directors to stockholders to solicit approval of the proposed acquisition of International Power Machines Corporation ("IPM") incorrectly states that the Company's Poison Pill had been approved by the stockholders of the Company. Having misled its stockholders, as well as IPM stockholders, during the merger approval process, we believe that the Company should now take the action we have proposed to redress its error.

*8 In view of the above, we urge you to vote FOR our proposal.

ENCLOSURE

October 10, 1995

Mr. James D. Mitchell

Duquesne Enterprises, Inc.

One Oxford Centre

301 Grant Street

Pittsburgh, Pennsylvania 15279

Dear Mr. Mitchell:

**Exide** Electronics Group, Inc. has asked me to respond to your letter of September 28, 1995, requesting that **Exide** include in the proxy statement for its 1996 annual meeting of stockholders a proposal by Duquesne Enterprises, Inc. relating to **Exide's** Shareholder Rights Plan. Rule 14a-8(a)(1) under the Securities Exchange Act of 1934 requires, as a condition to Duquesne's eligibility to seek inclusion of a proposal in **Exide's** proxy statement, that Duquesne have held at least $1,000 in market value of **Exide** common stock or 1% of **Exide's** outstanding common stock for at least one year prior to the date of submission of the proposal. Because your letter was received by **Exide** on September 29, 1995, Duquesne is eligible to submit its proposal for inclusion in **Exide's** proxy statement only if Duquesne acquired the requisite number of shares of **Exide** common stock on or before September 29, 1994.

Your letter states that Duquesne first acquired **Exide** common stock on February 8, 1995. That statement is confirmed by information included in Amendment No. 4 to Duquesne's Schedule 13D filed with the Securities and Exchange Commission last week. Accordingly, it appears that Duquesne is not eligible to seek to include a proposal in **Exide's** 1996 proxy statement, and it is the Company's present intention not to include your proposal.

However, in accordance with Rule 14a-8(a)(1), I hereby request, on behalf of **Exide**, documentary support for the conclusion that Duquesne has been a beneficial owner of the requisite number or value of shares of **Exide** common stock since September 29, 1994 or some earlier date. The documentary support must comply with the requirements of Rule 14a-8(a)(1).

**Exide** has not had an opportunity to review Duquesne's proposal fully, and therefore this letter does not address, and should not be interpreted to foreclose, any other possible grounds for excluding the proposal from **Exide's** proxy statement as permitted by Rule 14a-8.

Very truly yours,
Alan L. Dye

ENCLOSURE

October 30, 1995

Mr. Nicholas J. Costanza

Vice President, Chief Legal Counsel

**Exide** Electronics Group

8521 Six Forks Road

Raleigh, NC 27615

RE: **Exide** Electronics Group, Inc. stockholder proposal

Dear Mr. Costanza:
In further response to your request of October 10, 1995, please find enclosed herewith additional proof of beneficial ownership by Duquesne Enterprises, Inc. of the requisite number of shares of International Power Machines, Inc. since October 17, 1991 and their conversion into shares of the common stock of **Exide** Electronics Group, Inc.

Very truly yours,
James D. Mitchell

ENCLOSURE

October 30, 1995

Mr. James D. Mitchell

Duquesne Enterprises, Inc.

*9 One Oxford Centre

301 Grant Street

Pittsburgh, Pennsylvania 15279

Dear Mr. Mitchell:
As per your request, this letter and the attached copies of Merrill Lynch, Pierce, Fenner & Smith Inc. ("Merrill Lynch") monthly statements will confirm the following in connection with 25,000 shares of International Power Machines, Inc. Series B Cumulative Convertible Preferred Shares (the "IPM Shares") owned by Duquesne Enterprise, Inc. ("Duquesne Enterprises"):

(1) Merrill Lynch received certificates for the IPM Shares into an account of Duquesne Enterprises at Merrill Lynch on October 29, 1991 and held certificates for the IPM Shares continuously until April 24, 1995;

(2) per instructions of Duquesne Enterprises pursuant to a merger effective February 8, 1995, Merrill Lynch exchanged certificates for the IPM Shares for certificates for 526,250 shares of **Exide** Electronics Group, Inc. Common Stock (the "**Exide** Shares") on April 24, 1995; and

(3) certificates for the **Exide** Shares have been held in an account for Duquesne Enterprises since April 24, 1995.

Sincerely,
Charles Plohn, Jr.

SEC LETTER

1934 Act / s -- / Rule 14A-8

**November** 22, 1995

Publicly Available **November 22, 1995**

Re: **Exide** Electronics Group, Inc. (the "Company")

Incoming letter dated November 8, 1995

The proposal recommends that the board of directors take appropriate action to cause the Company to redeem the Preferred Stock Purchase Rights issued to the stockholders under the Rights Agreement and to terminate said agreement, unless it is approved by a majority stockholders.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(a)(1), because at the time the proponent submitted the proposal it did not own for one year 1% or $1000 in market value of securities entitled to be voted at the meeting, as required by Rule 14a-8(a)(1). The staff particularly notes that the proponent acquired shares of the Company's voting securities in connection with an acquisition by the Company. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares did not commence earlier than February 8, 1995, the effective time of the acquisition. Accordingly, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy materials on the basis of rule 14a-8(a)(1). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber

Attorney-Advisor

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

*10 Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

Securities and Exchange Commission (S.E.C.)

1995 WL 694080 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Owens-Illinois, Incorporated
Publicly Available February 13, 1985

LETTER TO SEC

December 11, 1984

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

To the Commission:
Owens-Illinois, Inc. (the "Company") has received shareholder proposals from Howard P. Hodges (the "Hodges Proposals") and Texas Art Supply Company (the "Texas Art Proposal") for inclusion in the Company's proxy materials to be distributed in connection with its 1985 annual meeting of shareholders (the "Proxy Materials"). We anticipate filing the Company's preliminary proxy materials with the Securities and Exchange Commission ("Commission") on or about February 15, 1985.

The Company believes, for the reasons set forth herein, that the Hodges Proposals and the Texas Art Proposal and the statements in support thereof may properly be omitted from the Company's Proxy Materials and, pursuant to the Securities Exchange Act of 1934, as amended, hereby files with the Commission as Exhibits to this letter five copies of each of the following items:

(1) statement of why the Company believes the omission of the two Hodges Proposals from its Proxy Materials is proper;

(2) statement of why the Company believes the omission of the Texas Art Proposal from its Proxy Materials is proper;

(3) the opinion of David A. Ward, General Counsel to the Company, relating to the reasons for omission of the Hodges Proposals;

(4) the opinion of David A. Ward, General Counsel to the Company, relating to the reasons for omission of the Texas Art Proposal;

(5) the Hodges Proposals and statement in support thereof, as received from Howard P. Hodges; and

(6) the Texas Art Proposal and statement in support thereof, as received from Texas Art Supply Company.

Copies of the statements of the Company of the reasons for omitting the Hodges Proposals and the Texas Art Proposal from the Proxy Materials and the relevant opinion of Mr. Ward are being sent with notification of such omission to the proponents of the Hodges Proposals and Texas Art Proposal, respectively.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning the same to our messenger.

Very truly yours,
Alan C. Boyd

LETTER TO SEC

January 15, 1985

Ms. Cecelia D. Blye

Division of Corporate Finance

Securities and Exchange Commission

Room 3024

450 5th Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: Owens-Illinois, Inc.: Omission of Texas Art Supply Co. Shareholder Proposal

Dear Ms. Blye:

We have reviewed the letter of counsel on behalf of Texas Art Supply Co. ("Texas Art"), dated January 7, 1985 and received by our client, Owens- Illinois, Inc. (the "Company") on January 10, 1985, which argues that the Company must include a Texas Art shareholder proposal in its 1985 proxy materials even though Texas Art has not owned stock of the Company for at least one year, as required by Rule 14a-8(a)(1), and indeed was a shareholder for only four months at the time it made its proposal. Texas Art's arguments are without merit. They fail to rebut the Company's clear showing, in its memorandum to the Staff of December 11, 1984 (copy enclosed), that Texas Art does not meet the one-year eligibility requirement of Rule 14a-8(a)(1), and that its supporting statement is inaccurate and misleading in violation of Rule 14a-9.

Ineligibility of Texas Art

*2 At pp. 2-5 of its letter, Texas Art tries to evade the simple, straightforward, one-year test of Rule 14a-8(a)(1), which the Commission just recently adopted, by resorting to various "policy" arguments, and speculations as to the "purpose" of the rule. The rule is clear on its face and the Staff should not let itself be led into making complex and unnecessary determinations as to whether the "purpose" or "policy" underlying the one year rule has been satisfied in particular cases. In any case, the "purpose" of a one-year rule is to be a one-year rule: one which can be routinely and consistently applied without requiring the Staff--or issuer's counsel--to spend unnecessary time debating whether a would-be shareholder proponent meets the eligibility requirements of Rule 14a-8.

Texas Art resorts to tortured reasoning in arguing (pp. 3-4) that it should not be deemed to have acquired its Company stock in the merger in which it in fact acquired the stock, by analogy to certain cases construing Section 16(b) of the Exchange Act. This farfetched argument illustrates the vice of its approach to Rule 14a-8's eligibility requirements. Manifestly, those threshhold requirements not only can, but should, be straightforwardly applied: there is no need to introduce various exceptions into them, such as may be appropriate under a strict liability statute such as Section 16(b), whose application can have a Draconian financial impact.

Likewise, Texas Art's reference (p. 3) to having a "measured economic stake" in the Company is irrelevant to its failure to satisfy the one-year holding requirement. That same argument could be made to justify non-compliance with the other procedural requirements of Rule 14a-8 including that a proponent's proposal be timely submitted to the issuer, a requirement Texas Art acknowledges (p. 4) has been strictly construed. It is also preposterous to suggest, as Texas Art does (p. 5), that a "strict technical construction of these requirements [relating to the one-year ownership standard and the compliance of its supporting statement with Rule 14a-9] would limit access to only the sophisticated and disenfranchise the vast majority of shareholders in the country." A sophisticated investor who does not satisfy the requirements of Rule 14a-8 or 14a-9 should be denied access, and many have; conversely, as the Staff is intimately aware, any number of investors that Texas Art would concede are not sophisticated have had proposals included in proxy materials.

Finally, the Company rejects the "boot-strap" suggestion of Texas Art (p. 5) that the Company's Form S-15 Registration Statement relating to the transaction in which Texas Art became a stockholder was materially misleading because it failed to describe the proxy rules. We are unaware of any requirement that an issuer "disclose" in a registration statement the generally applicable provisions of the proxy rules, and Texas Art cites none.

Texas Art's Misleading Supporting Statement

*3 Texas attempts to defend its inaccurate and misleading "supporting statement" (pp. 5-10) have the same defect as its effort to avoid the one-year eligibility requirement: again, they focus on Texas Art's assertions as to the "purposes" of Rule 14a-8 rather than the clearly expressed requirements of the rule. For example, Texas Art goes on at length (pp. 5-6), relying in part on Commissioner Longstreth's dissent from the Commission's adoption of the recent amendments, as to whether or not a supporting statement must comply with Rule 14a-9. Under the clear language of Rule 14a-8(c)(3), it plainly must do so.

Texas Art is no more successful in defending the accuracy and completeness of its supporting statement. For example, the only part of the supporting statement that actually relates to its liquidation proposal (the third paragraph), is clearly improper under Rule 14a-9, since Texas Art can have no possible basis for an opinion as to whether or not a one-year liquidation "will allow the shareholders ... to realize a fair and timely value on their investment." It is inherently misleading to speak about a liquidation without specifying any of the terms upon which it will be effected. It is inherently misleading to talk about the ability to realize "fair and timely value" in such a completely indeterminate liquidation. Indeed, the Commission Staff has been extremely reluctant to allow statements about the expected results of a liquidation to appear in proxy material, even when the statement is being made by the issuer who has detailed information about the Company's business and financial condition. See SEC Rel. No. 34-16833, 3 Fed.Sec.L.Rep. (CCH) ¶ 24,117 (May 23, 1980). See also the "Safe Harbor Rule for Projections," SEC Rel. No. 34-15944, [1979 Transfer Binder] Fed.Sec.L.Rep. (CCH) ¶ 82,117 (June 25, 1979).

The remainder of the supporting statement does not "support" the proposal, but is simply editorial commentary by Texas Art on the Rights Distribution made by the Company last year. Moreover, the statements in those two paragraphs, which the

Company showed to be inaccurate in its earlier memorandum, remain inaccurate even after the proposed modifications set forth in Exhibit C to Texas Art's letter: it remains the case that Texas Art has no basis for impugning the integrity of the Company's directors, or for asserting that the Rights Distribution has "deprived" the shareholders of anything, or for asserting that the Rights Distribution has "depress[ed] the value" of their investment. In this regard, we point out that, contrary to the Standard & Poor's Outlook attached as Exhibit G to Texas Art's letter, other investment professionals feel that the Company's stock presents an attractive investment opportunity. See the Butcher & Singer analysis dated October 22, 1984, attached hereto, which strongly recommends purchase of the Company's stock notwithstanding the Rights Distribution.

That Texas Art disapproves of the Rights Distribution does not justify its non-compliance with the proxy rules, including its use of a misleading and invalid supporting statement, or its efforts to employ communications with the Staff as a forum to express its policy views. Nor does it justify Texas Art's attacks on the integrity of the Company representatives who approved the Rights Distribution--such as its baseless claim (pp. 2, 6-7) that the Company's shareholder letter explaining the Rights Distribution was false or misleading.

*4 Texas Art's letter is simply a smoke screen, by which it tries to conceal that it is not a proper proponent under Rule 14a-8(a)(1) and that its supporting statement does not comply with Rule 14a-9. The Company is entitled to omit Texas Art's proposal from its proxy materials.

Very truly yours,
Michael W. Schwartz

LETTER TO SEC

January 17, 1985

Ms. Cecelia D. Blye

Division of Corporate Finance

Securities and Exchange Commission

Room 3024

4505th Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: **Owens**-Illinois, Inc.: Omission of Texas Art Supply Co. Shareholder Proposal

Dear Ms. Blye:
The letter of counsel for Texas Art Supply Co. ("Texas Art") concerning the above-referenced matter, on which we commented in our January 15 letter on behalf of **Owens**-Illinois, Inc. (the "Company"), misstates the Staff's position in a prior no-action letter which we believe is directly germane to Texas Art's failure to comply

with the eligibility requirement of Rule 14a-8(a)(1). In McGraw-Hill (Jan. 30, 1980), the Staff took a no-action position where the issue was not, as Texas Art incorrectly states (p. 4), the timeliness of a shareholder proposal, but the very issue raised here--whether the proponent had the required ownership interest at the time of his proposal. While McGraw- Hill arose before the one-year holding requirement was added to the proxy rules, it is apparent from that Staff letter that the policy of strictly construing the eligibility requirements applies every bit as much to determinations about whether a stockholder has the required ownership interest as it does to the timeliness requirement.

For this reason, and those set forth in our earlier letters, the Staff should determine that the Company is entitled to omit Texas Art's proposal from its 1985 proxy materials.

Very truly yours,
Michael W. Schwartz

LETTER TO SEC

January 29, 1985

Ms. Cecelia D. Blye

Division of Corporate Finance

Securities and Exchange Commission

Room 3024

450 5th Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: **Owens**-Illinois, Inc.: Omission of Texas Art Supply Co. Shareholder Proposal

Dear Ms. Blye:

The latest letter, dated January 21, 1985, from counsel for Texas Art Supply Co. concerning the above-referenced matter simply repeats the erroneous arguments to which we fully responded for **Owens**-Illinois (the "Company") in our letters to you of January 15 and 17. Texas Art cannot get around the facts: that its share ownership simply does not satisfy the Commission's recently- adopted one-year holding requirement; that Texas Art is trying to get the Staff to twist this eligibility rule for its special benefit; and that Texas Art's supporting statement does not pass muster under Rule 14a-9.

We respectfully submit that the Company is not required to include Texas Art's ineligible proposal and inaccurate supporting statement in the Company's 1985 proxy materials. We urge the Staff to take a no-action position to this effect.

*5 Very truly yours,

Michael W. Schwartz

ENCLOSURE

January 31, 1985

Mr. Louis K. Adler, President

Executive Offices

910 Travis, Suite 1630

Houston, Texas 77002

Dear Mr. Adler:

Enclosed is a copy of the Delaware Chancery Court's recent decision in Moran vs. Household International. This case involves a Rights Distribution Plan which is very similar to ours. The Court upheld the validity of the Plan and the Board's authority to adopt it as an "appropriate exercise of managerial judgment under the business judgment rule". I assure you that our Board, the vast majority of whose members are independent, has every intention of properly fulfilling its fudiciary obligations to you and other constituencies of the Company.

As to your specific concern that the Plan restricts the right of shareholders to decide on tender offers, the Court--on pages 43 through 45--found that:

"Plaintiff's claim that Household's adoption of the Rights Plan deprived stockholders of the "right" to participate in two-tier tender offers does not stand analysis. The principal exponent of such a "right," Professor Jensen, was unable to point to a specific legal basis for the right. Plaintiffs attempt to find the existence of such a right in the stockholder's power of alienability. The Rights Plan is not, strictly speaking, a restriction on alienability since it imposes no conditions on the sale of Household shares. Its impact is upon the prospective purchaser of shares and only such a prospective purchaser who wishes to pursue a hostile two-tier tender offer. To be sure, to the extent that such a purchaser is deterred, the ability of a particular shareholder to sell his shares is limited. But every decision of a target board to oppose a tender offer, or invite a third party to make another offer, has the same effect. Such actions by a target board, if taken to protect all corporate constituencies and not simply to retain control, have been consistently approved under the business judgment rule. Panter v. Marshall Field, supra; Crouse-Hinds v. InterNorth, supra; Cheff v. Mathes, supra; Bennett v. Propp, supra. Indeed the directors who have the responsibility for the governance of the corporation are entitled to formulate a takeover policy, whether it be to meet a specific threat or a general prospective one, even though that policy may not please all its shareholders.

Plaintiffs argue that if the effect of the Rights Plan is to restrict alienability of shares already issued it runs afoul of 202(b) of the Delaware General Corporation Law (DGCL) which prohibits restrictions on the transfer or registration of securities without the consent of the holders thereof. But, as noted above, the Rights Plan does not affect the trading of Household shares or the registration of shares once traded. The negotiability of shares is not conditioned and shares remain freely transferable as provided by 159 of the DGCL. The decision in Joseph E. Seagram & Sons, Inc. v. Conoco, Inc., Del. 519 F.Supp. 506 (1981) does require a different result. There the Court struck down the action of Conoco's Board of Directors in adopting a bylaw amendment which placed a restriction on the transfer of Conoco shares to aliens as violative of 202(b) to the extent it sought to limit the transferability of shares issued prior to its adoption. The Conoco alien restriction attempted to make the transfer "void" and "ineffective as against the corporation" and would have resulted in the refusal by the corporation to recognize the transferee as a stockholder. The Household Rights Plan has no such effect on the common shares to which it attaches."

*6 In view of the Household International decision, I hope you will withdraw your proposal to liquidate and dissolve **Owens**-Illinois.

Very truly yours,
David Ward

LETTER TO SEC

December 20, 1984

Ms. Cecilia D. Blye

Division of Corporation Finance

Securities and Exchange Commission

Room 3024

450 5th Street, N.W.

Washington, D.C. 20549

Dear Ms. Blye:
As we discussed on the telephone today, we have been retained by Texas Art Supply Co. to represent it in connection with its shareholdings in **Owens**- Illinois, Inc. Our client received on December 18, 1984 a letter from **Owens**- Illinois, Inc. dated December 11, 1984 in which our client was advised that **Owens**-Illinois intends to omit our client's shareholder proposal from the **Owens**-Illinois proxy statement and form of proxy for the 1985 annual meeting of shareholders.

The purpose of this letter is to advise you that our client believes that the reasons given for omission are incorrect and that our client intends to respond by January 7, 1985 to **Owens**-Illinois on its refusal to include its proposal and to provide such a response to the Commission. If for any reason, any action is proposed to be taken by your office, or to your knowledge **Owens**-Illinois, prior to January 7, 1985 we would appreciate your advising us of this fact.

Very truly yours,
VINSON & ELKINS

By John S. Watson

LETTER TO SEC

January 7, 1985

Ms. Cecilia D. Blye

Division of Corporation Finance

Securities and Exchange Commission

Room 3024

450 5th Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

RE: Owens-Illinois, Inc.: Omission of Texas Art Supply Co. Shareholder Proposal

Dear Ms. Blye:

On November 2, 1984, our client, Texas Art Supply Co. ("Texas Art"), pursuant to Rule 14a-8 ("Rule 14a-8") under the Securities Exchange Act of 1934 (the "Exchange Act"), submitted a proposal for inclusion in the proxy materials (the "1985 Proxy Materials") for the 1985 Annual Meeting of Shareholders of Owens-Illinois, Inc., an Ohio corporation (the "Company"). A copy of said proposal (the "Proposal") is attached hereto as Exhibit A. In accordance with the timeliness requirements of Rule 14a-8(a)(3), the Proposal was received by the Company at its principal executive offices on November 3, 1984, which was before the deadline of November 5, 1984 specified in the proxy materials for the Company's 1984 Annual Meeting of Shareholders. On December 12, 1984, however, the Company, pursuant to Rule 14a-8(d), informed the Securities and Exchange Commission (the "Commission") of its intention to omit the Proposal from the 1985 Proxy Materials and informed Texas Art of such intended omission by letter dated December 11, 1984, which was received by Texas Art on December 18, 1984. In accordance with the informal procedures of the Commission's staff (the "Staff"), we submit this letter on behalf of Texas Art in order to demonstrate that omission of the Proposal from the 1985 Proxy Materials would be clearly erroneous and in violation of Rule 14a-8.

Eligibility

*7 The Company's first purported basis for excluding the proposal is Texas Art's alleged failure to meet the eligibility requirements set forth in Rule 14a-8. Specifically, the Company asserts that Texas Art, the owner of over 60,000 shares of common stock of the Company having a market value of nearly $2.5 million, fails to meet the one-year holding period requirement because Texas Art's holding period in the stock of a corporation that was acquired by the Company should be ignored. Texas Art has owned continuously over a period of years a significant amount of stock in Dougherty Brothers Company ("Dougherty") which stock was converted into common stock of the Company when Dougherty was acquired by the Company on July 2, 1984. In addition, subsequent to the acquisition, Texas Art purchased a significant amount of common stock of the Company in the open market. [FN1] Texas Art has never sold any stock of Dougherty or the Company.

FN1. In its letter dated December 12, 1984 the Company notes with interest the purchase by Texas Art of additional shares of the Company's common stock. Although the purchase of these shares has no bearing on the issues at hand, other than to indicate Texas Art's continuing economic interest in the Company, it should be noted that Texas Art purchased these additional shares in reliance upon the Company's misleading statements with regard to its September 10, 1984 distribution of rights to purchase shares of a class of the Company's preferred stock (the "Rights Distribution"). Texas Art purchased the additional shares of the Company's common stock because the Rights Distribution was characterized in the September 10, 1984 letter to shareholders from Robert J. Lanigan, Chairman and Chief Executive Officer, as deterring coercive "partial" and "two- tier" tender offers, rather than indicating that it would effectively deter any takeover not deemed acceptable by the Company's board of directors. A copy of this letter to shareholders is attached hereto as Exhibit B.

End of Footnote(s).

As the Commission stated in its release adopting the most recent amendments to the eligibility provisions of Rule 14a-8, it adopted the eligibility provisions in order to permit only those shareholders with a "measured economic stake or investment interest in the corporation" to include proposals in the proxy materials of an issuer. [FN2] SEC Release No. 34-20091, August 16, 1983. In other words, the eligibility provisions serve to limit abuses of the past whereby certain individuals and organizations purchased small numbers of shares shortly before a meeting in order to advocate narrow non-economic causes. Texas Art certainly does not fall into this category and certainly meets the test of having a "measured economic stake or investment interest" in the Company. In no instances did Texas Art purchase any shares of common stock of the Company for the purpose of putting the Company to the expense of including a proposal in a proxy statement. Texas Art's shareholdings clearly derive from a substantial economic investment over time and are clearly significant. Based on the Company's proxy statement for its 1984 annual meeting, Texas Art owns fifty percent more shares of the Company's common stock than all directors of the Company combined, if options are excluded.

FN2. The Company seems to suggest that the standard to be applied is "possession of a significant long-term interest in, and familiarity with the operations of the Company." None of the terms "significant", "long-term" or "familiarity" appears to have been used by the Commission in its adopting release as a standard. Nevertheless, without doubt Texas Art's interest is "significant". For purposes of preventing the abuse sought to be curtailed, we would submit that Texas Art's interest is "long-term" since its ownership of stock dates from 1981. Finally, although it is clear on its face that "familiarity" cannot be an appropriate standard, Texas Art is prepared to demonstrate its substantial familiarity with the operations of the Company.

End of Footnote(s).

*8 Although the receipt of shares in a merger does constitute a purchase and sale for some securities laws purposes, it does so only to the extent consistent with the purposes of the particular provision in question. Notwithstanding the Company's assertion to the contrary, not all merger transactions constitute purchases and sales. For example, for purposes of Section 16(b) of the Exchange Act, certain mergers as to which an insider has no control over the timing of such merger are not considered purchases and sales, since the penalties of Section 16(b) would not be justified. It is interesting to note that Section 16(b) is interpreted in this manner even though Section 16(b) is supposedly a "bright-line" rule. See, e.g., Kern County Land Co. v. Occidental Petroleum Company, 411 U.S. 582 (1973); Heublein, Inc. v. General Cinema Corp., 722 F.2d 29 (2nd Cir.1983), cert. denied, --- U.S. ----, 104 S.Ct. 1416 (1984).

Similarly, the purposes of the shareholder proposal provisions of Rule 14a- 8 would not be served by excluding the Proposal from the 1985 Proxy Materials, since Texas Art had no control over the acquisition of Dougherty by the Company, and certainly did not control the timing. Texas Art has a "measured economic stake" in the Company and did not cause Dougherty to be acquired by the Company in order that Texas Art could submit a shareholder proposal.

In support of its interpretation of the eligibility provisions of Rule 14a- 8, the Company points to certain no-action letters issued by the Staff for the proposition that these eligibility provisions are subject to "strict construction". [FN3] Each of the no-action letters cited by the Company, however, relates to the failure by shareholder proponents to meet the timeliness requirements of Rule 14a-8. In each case cited, the Staff enforced the time deadline. This approach is understandable in the context of the timeliness requirement, since issuers are required to specify the deadline for submitting proposals for the next year in their current year's proxy materials and this requirement is clear and easily understood. We would submit, however, that, as discussed below, the eligibility requirement and supporting statement language should be liberally construed to effectuate the purpose of providing shareholders of a corporation access to its proxy machinery for legitimate corporate purposes. A strict technical construction of these requirements would limit access to only the sophisticated and disenfranchise the vast majority of shareholders in this country.

FN3. McGraw-Hill (January 30, 1980); Transamerica Corporation (January 11, 1982); R.J. Reynolds Industries, Inc. (December 24, 1981); Southern California Edison (December 23, 1981); and Dresser Industries Inc. (December 7, 1981).

End of Footnote(s).

If the Company persists in its interpretation of the eligibility provisions of Rule 14a-8, the Company's prospectus dated May 17, 1984 in connection with the receipt by Dougherty shareholders of the Company's common stock can only be read to be materially misleading for omitting to inform Dougherty shareholders that they would be deprived of a fundamental right held by other shareholders of the Company. Texas Art had enjoyed the right of submitting shareholder proposals to Dougherty for some time and had no knowledge that the merger with the Company would eliminate that right with respect to the Company.

Misleading Supporting Statement

*9 In addition to alleging that Texas Art has failed to meet the eligibility requirements of Rule 14a-8, the Company also bases its intended omission of the

Proposal on Rule 14a-8(c)(3) because of the purported failure of the supporting statement included in the Proposal (the "Supporting Statement") to meet the standards set forth by the Commission in Rule 14a- 9. Specifically, the Company points to certain "false and misleading statements" in the Supporting Statement in order to justify its proposed omission of the Proposal.

We would submit that it is inconsistent with the purpose of Rule 14a-8 to exclude a shareholder proposal on the basis that it does not include the opinions of management or because it does not meet a high standard of precision or thoroughness. Indeed, Rule 14a-8 is intended to provide access to a company's proxy material to all shareholders. As indicated above, while strict enforcement of the timeliness requirements of Rule 14a-8 is understandable in light of the fact that the applicable deadline must be specified in the preceding year's proxy materials, strict construction of Rule 14a-8, as well as strict application of Rule 14a-9 to shareholder proposals, is contrary to the principle of shareholder access that underlies Rule 14a-8. Commissioner Longstreth, in his dissent from the adoption of the most recent amendment to Rule 14a-8, described the primary goal of Rule 14a-8:

"If we are going to support shareholder access in theory, we should support it in practice as well, and not just for highly sophisticated investors who can afford to develop or retain the skills necessary to master the labyrinth that Rule 14a-8 sets forth before them."

SEC Release No. 34-20091, August 16, 1983.

Furthermore, as the Staff has indicated previously, in light of the 500 word limit of Rule 14a-8(b), as well as the fact that neither the management nor the Company is responsible for such statement, the proxy rules do not require Texas Art to state all possible reasons for and consequences of the Proposal. Rather, if the Company believes that the Proposal or Supporting Statement does not contain sufficient information, it could provide such information and highlight its views and its own comments on the Proposal. See letter to Strawbridge & Clothier, February 13, 1984.

Texas Art is willing, if necessary, to modify the Supporting Statement in any manner the Commission may deem appropriate. In fact, attached hereto as Exhibit C is a revised Supporting Statement, which has been marked to indicate changes from the statement originally submitted with the Proposal to the Company. Each change is discussed in detail as applicable in the discussion below. We would submit that the Proposal, especially as modified hereby, cannot be omitted on the basis of Rule 14a-8(c)(3).

The Company first claimed that the Supporting Statement "has nothing to do with the proposal being made". This claim is patently erroneous since the Supporting Statement clearly relates to the Proposal of which it is a part. Even if the Company's characterization of the Proposal were accurate, it is unclear that irrelevance alone would result in a supporting statement's being considered "misleading". Indeed, the Company certainly offers no authority for its position.

*10 On October 12, 1984, after it had become apparent to Texas Art from comments in the financial media that the Rights Distribution had a more far- reaching effect on the future of the Company than just simply deterring coercive "partial" and "two-tier" tender offers, as originally claimed, [FN4] Texas Art wrote to Robert J. Lanigan, Chairman and Chief Executive Officer of the Company, to suggest that the Rights Distribution be submitted for approval at the Company's 1985 Annual Meeting of Shareholders. See Exhibit E. Robert J. Lanigan's response of October 29, 1984 again talked of coercive elements and rejected Texas Art's suggestion by stating that the board of directors had the authority to take this action. See

Exhibit F.

FN4. When Texas Art received the October 12, 1984 Summary of Rights and the Company's Form 8-A filing of October 4, 1984 it became abundantly clear to Texas Art that the shareholders of the Company had been misled in believing that these rights were designed to prevent only coercive "partial" and "two- tier" tender offers. Only then did Texas Art learn that any and all offers, even all cash offers for all the shares of the Company, were subject to the approval of the board of directors of the Company due to its control of the redemption of the new rights. In fact, some financial analysts are still misled and confused as can be seen from the November 2, 1984 Value Line report on the Company which states that the rights are "aimed at thwarting socalled 'two-tier' tender offers". See Exhibit D.

End of Footnote(s).

Having been frustrated in its attempts to seek, through the management of the Company, shareholder consideration of this significant action that could materially adversely affect the shareholders of the Company, Texas Art chose the only course of action it believed was open to it to allow the shareholders of the Company to realize on the fair value of their investment in the Company. Thus, Texas Art submitted its resolution to liquidate and dissolve the Company to allow the shareholders their legitimate right to determine the future of the Company. Although the Company's shareholders were not given the opportunity to consider the wisdom of the Rights Distribution, they are legally entitled to consider the liquidation of the Company. Section 1701.86 of the Ohio General Corporation Law specifically recognizes this right by providing that the Company's shareholders can approve the dissolution of the Company without the necessity of prior action by its board of directors.

In the third paragraph of the Supporting Statement, Texas Art indicates that the adoption of the resolution to liquidate the Company will allow the shareholders of the Company to "realize a fair and timely value on their investment", which, as the remainder of the Supporting Statement indicates, the shareholders of the Company are now otherwise unable to do. The Supporting Statement states simply and concisely that the Company's board of directors, by implementing the Rights Distribution as an anti-takeover device, "depressed the value of the Company's common stock, which value could be regained for the shareholders through liquidation." Thus, nothing could be more relevant to a proposed liquidation to regain shareholder value than the reason that such value had been depressed.

*11 The Company further claims that the supporting statement included in the Proposal is misleading because it states that, if the Proposal is adopted, the Company's shareholders will "realize a fair and timely value on their investment". In response to this comment, without necessarily admitting its validity, Texas Art has modified the supporting statement so that the alleged "conclusory statement" is expressed instead as the opinion of Texas Art. As the Staff has indicated in previous no-action letters, this statement, as modified, is not misleading, since it is presented as the opinion of Texas Art. See letter to Wilshire Oil Company of Texas, May 6, 1982. As to the Company's assertion that the proposed liquidation would require a "fire sale" of the Company's assets, this argument can be made by the Company in the 1985 Proxy Materials so that the shareholders of the Company may make an informed decision on the Proposal. The failure by Texas Art to include the opinions of the Company in the Proposal should not render the Proposal misleading.

The Company also asserts that the Proposal is false and misleading with respect to the Rights Distribution. For example, in response to the Supporting Statement's reference to the entrenchment of management resulting from the Rights Distribution, the Company states that the Proposal should indicate that "12 of the 17 members of the Board are independent, outside directors, not otherwise affiliated with the Company and with no position to 'entrench' ". Even to the extent that this might be true, Texas Art is not required to discuss such matters in management's proxy statement for an annual meeting at which directors will be elected, since these matters are required to be discussed in substantial detail by the Company. Furthermore, although 12 of the 17 members of the board of directors of the Company are not officers of the Company, publicly available documents indicate that each director receives an annual $16,000 director's fee, as well as $750 for attending each board of directors meeting.

The Company also argues that the Rights Distribution did not depress the value of the shareholders' investment, as claimed by Texas Art in the Proposal. Again, as a general matter, these statements with regard to the price of the Company's common stock should be included in the 1985 Proxy Materials, along with the Proposal, since this issue of the Company's market value is of great importance to the Company's shareholders. If, however, the Company includes its arguments wholesale, without any change, the 1985 Proxy Materials would be misleading, in light of the Company's off-handed dismissal as "takeover fluff" of a $3.75 increase in the Company's stock price from August 24, 1984 to September 7, 1984. It is well recognized that a Company's liquidation value or takeover value is a component of determining a given stock's price, which will be discounted depending on the likelihood of a liquidation or sale. In other words, a given company's liquidation value will be discounted greatly as a factor in determining a stock's price if a liquidation or sale of that company is not very likely in the near-term. The aforementioned $3.75 increase in the Company's stock price indicates that, because of takeover rumors with respect to the Company, the market was not discounting this liquidation value as deeply. Thus, although the Company has not experienced a "fundamental change", such as a substantial write-off or an unfavorable earnings report, the value of the shareholders' investment--the market value of the Company's common stock--has decreased as a result of the adoption by the Company of the aforementioned anti-takeover device, which anti-takeover device was adopted without shareholder approval. In fact, Standard & Poor's Outlook of December 26, 1984 recommends avoiding investment in the Company as a result of the Rights Distribution, further illustrating the depressing effect on the shareholder value that the Rights Distribution has had. A copy of the relevant page from this publication has been included as Exhibit G.

*12 Finally, the Company asserts that the Proposal is misleading because it suggests that the Company's shareholders have the "right" to decide on a tender offer. We note with interest that in its discussion of the purported misleading nature of the Proposal, the only legal authorities cited by the Company are in support of this proposition. Without admitting the validity of the assertion by the Company, Texas Art has modified the Proposal so that no reference to a "right to tender" is included. Instead, the Proposal simply indicates that the "opportunity" of the Company's shareholders to tender their shares in a tender offer has been hindered. Thus, as modified, we submit that the Proposal is not misleading in this regard.

Conclusion

In conclusion, we submit that the omission of the Proposal, in its original form or as amended, from the 1985 Proxy Materials is clearly erroneous and in violation of Rule 14a-8, and respectfully request that the Staff inform the Company that, in the Staff's judgment, any such omission would violate Rule 14a-8, and that the Staff not take a no-action position with regard to any such omission. We would appreciate being advised of any further filings or submissions by the Company, so that we may respond on behalf of Texas Art.

If you have any questions with regard to the matters discussed herein, please call the undersigned, collect, at 713/651-2556 or J. Mark Metts of our firm at 713/651-3820.

Very truly yours,
VINSON & ELKINS

By John S. Watson

LETTER TO SEC

January 21, 1985

Ms. Cecilia D. Blye

Division of Corporation Finance

Room 3024

450 5th Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: Owens-Illinois, Inc.: Omission of Texas Art Supply Co. Shareholder Proposal

Dear Ms. Blye:
This letter relates to the response by counsel for Owens-Illinois, Inc. (the "Company") in their letters of January 15, 1985 and January 17, 1985 to our letter dated January 7, 1985 on behalf of Texas Art Supply Co. ("Texas Art"). Counsel's letters characterize Texas Art's arguments as "tortured", "farfetched", "preposterous", "boot strap" and "smoke screen". The Company's counsel have attempted by these types of pejorative characterizations, rather than substantive legal discussion, to rebut Texas Art's arguments and support their unmeritorious positions. Rather than repeating the arguments here from our previous letter, which we continue to believe are sound, we will respond only to the letters of counsel for the Company.

We submit, as we stated earlier, that the McGraw-Hill letter is irrelevant to the issue at hand since the facts contained in that letter bear no resemblence to facts of the Texas Art situation. McGraw-Hill arose before the one-year requirement and involved an individual who attempted to purchase, for the purpose of submitting a shareholder proposal, 100 shares of McGraw-Hill's common stock on the second-to-last day on which shareholder proposals could be submitted. The Staff concluded that the individual was not the "owner" of the shares on the last date on which shareholder proposals could be submitted and any proposal submitted on the date when the individual became the "owner" would not be timely. The individual was on notice of the latest date on which shareholder proposals could be submitted and could structure his conduct accordingly, and indeed the very abuse sought to be curtailed by the timeliness and eligibility requirements existed in McGraw-Hill. None of these facts exist in the case of Texas Art.

*13 The Staff has in the past, and should in this case, interpret the requirements of Rule 14a-8 to effectuate the broad policy and purpose sought to be achieved by that Rule. Such an interpretation would clearly call for Texas Art being eligible to have its proposal included in the Company's 1985 Proxy Materials.

Although the Company and its counsel are apparently "unaware of any requirement that an issuer 'disclose' in a registration statement the generally applicable provisions of the proxy rules", the proxy statement/prospectus delivered to the Dougherty shareholders in connection with the acquisition of Dougherty by the Company belies any such lack of awareness. Under the heading "Principal Differences between Rights of Shareholders", for example, the proxy statement/prospectus discusses in great detail the differences between the generally applicable provisions of the corporate laws of New Jersey, Dougherty's state of incorporation, and those of Ohio, the state of incorporation of the Company. Furthermore, under the heading "Federal Income Tax Consequences", the impact of the generally applicable tax laws are described in detail. Thus, it can be fairly asked why a proxy statement/prospectus that describes the impact of the acquisition on Texas Art's holding period for federal income tax purposes does not also describe the impact of the acquisition on its holding period for purposes of the proxy rules. There can be no question, as the Company recognizes, that significant differences in shareholder rights must be disclosed in merger proxy material.

It has long been the position of the Staff that shareholder proponents need not meet an absolute standard of disclosure in shareholder proposals and supporting statements. As stated in our earlier letter, the Staff has indicated previously on several occasions that, in light of the 500 word limit of Rule 14a-8(b), as well as the fact that neither the management nor the Company is responsible for such statement, the proxy rules do not require Texas Art to state all possible reasons for and consequences of the Proposal. See, e.g., Strawbridge & Clothier, February 13, 1984.

The Proposal and Supporting Statement state simply andconcisely that the Company's shareholders have been deprived of the ability to realize the Company's liquidation value through a takeover, unless such takeover is approved by a board of directors with only nominal stock holdings in the Company. The approval of the Rights Distribution is thus clearly related to the liquidation proposal of Texas Art, and is thus far more than mere "editorial commentary". Furthermore, neither of the legal authorities cited by the Company relates to liquidation proposals by shareholder proponents subject to the 500 word limit of Rule 14a-8. Instead, we continue to submit that a statement as to the realization of fair and timely value, so long as it is expressed as the opinion of the shareholder proponent, is not misleading pursuant to Rule 14a-9. See Wilshire Oil Company of Texas, May 6, 1982.

*14 Finally, the Company attempts to prove that shareholder value has not been depressed by including a regional stock brokerage firm report in which the buy recommendation was written by an owner of stock in the Company. It is interesting to note that the report, which is dated almost six weeks after the date that the

Rights Distribution was approved by the Company's board of directors, supports the opinion of Texas Art that the market value of the stock has steadily declined since the declaration of the Rights and is selling at a "substantial discount to the Company's stated and adjusted book value". In other words, as suggested in the reports by nationally recognized research firms not seeking commission income, the Company is not an attractive investment even at its current depressed value for current shareholders such as Texas Art.

In conclusion, we continue to submit that the omission of the Proposal, both in its original form and as amended, from the 1985 Proxy Materials, is clearly erroneous and in violation of Rule 14a-8, and respectfully request that the Staff inform the Company that, in the Staff's judgment, any such omission would violate Rule 14a-8, and that the Staff not take a no-action position with regard to any such omission.

If you have any questions with regard to the matters discussed herein, please call the undersigned, collect, at (713) 651-2556 or J. Mark Metts of our firm at (713) 651-3820.

Very truly yours,
VINSON & ELKINS

By John S. Watson

ENCLOSURE

February 1, 1985

Mr. David A. Ward

Senior President

General Counsel and Secretary

Owens-Illinois

One Seagate

Toledo, Ohio 43666

Dear Mr. Ward:
Your letter of January 31, 1985 is yet another example of misleading and out- of-context statements made by the management of Owens-Illinois, Inc. (the Company). Your Rights Plan affects all tender offers including those for all the stock for all cash, not just two tier tender offers that you continue to reference. If the directors of the Company are so confident that they are fulfilling their fiduciary duties and are acting in the best interests of the shareholders, the owners of the Company, why do they refuse to submit the Company's Rights Plan to shareholder approval?

As you are well aware Mr. Moran intends to appeal this decision from what is a lower court in Delaware. You are also well aware that there are other law suits pending against Household International on this same issue.

In any case, this decision is irrelevant to whether or not Texas Art is entitled to have its proposal included in management's proxy material. Indeed, if the courts finally determine that the Rights Plan is legal, the only recourse a shareholder will have to challenge this inappropriate self- entrenching action will be through proposals such as Texas Art's.

Consequently, this initial result in the Household International case has no effect on Texas Art's decision with respect to its proposal to liquidate and dissolve Owens-Illinois, Inc.

*15 Very truly yours,
TEXAS ART SUPPLY CO.

By Louis K. Adler, President

ENCLOSURE

EXHIBIT 2

STATEMENT OF REASONS FOR OMITTING FROM THE PROXY MATERIALS OF OWENS-ILLINOIS, INC. THE PROPOSAL OF TEXAS ART SUPPLY COMPANY

Texas Art Supply Company ("Texas Art"), which acquired its common stock in Owens-Illinois, Inc. (the "Company") on July 2, 1984, is seeking by letter received at the Company's principal executive offices on November 5, 1984, inclusion in the Company's proxy materials (the "Proxy Materials") for its 1985 annual meeting of shareholders of a proposal that the Company be liquidated and a statement in support thereof which challenges the propriety of a distribution of share purchase rights (the "Rights Distribution") recently declared by the Company's Board of Directors. The Texas Art proposal may be omitted from the Proxy Materials because it fails to meet the requirements of Rule 14a-8(a) and (c) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Act").

Rule 14a-8(a) provides that an issuer is required to include a proposal in its proxy materials only if the proponent meets the eligibility requirements of Rule 14a-8(a)(1). Rule 14a-8(a)(1) provides that at the time a proponent makes a proposal he must have been a record or beneficial owner of securities of the issuer for at least one year. See, e.g., Marine Midland Banks (July 16, 1984). As indicated in the Texas Art shareholder proposal letter, Texas Art first acquired securities of the Company in July 1984, only four months before it made its proposal. [FN1] It is, therefore, ineligible to make a proposal.

FN1. It is interesting to note that Texas Art acquired 23,000 shares of the Company's common stock, according to its letter, after announcement on September 10, 1984, of the Rights Distribution, which action Texas Art claims entrenched management, depressed the value of the shareholders investment, and caused such other harm so great as to warrant liquidation of the Company.

End of Footnote(s).

Texas Art acquired the Company's securities on July 2, 1984 pursuant to a merger between the Company and Dougherty Brothers Co. ("Dougherty"). When the merger closed Texas Art in effect "sold" its Dougherty stock and purchased the Company's stock. [FN2] Dougherty was a corporation only a fraction of the Company's size. The market value of the securities issued in the Dougherty transaction was $30 million compared to the Company's market value on December 4, 1984, of more than $1.10 billion. Dougherty's sales for fiscal year ending May 31, 1984, were $27 million, compared with the Company's 1983 calendar year sales of $3.4 billion. Moreover, Dougherty's scope of operations was limited to a very narrow area; namely the manufacture and sale of plastic containers and medicine dropper assemblies for the health and personal care industry, whereas the Company is involved in a broad range of businesses. The fact that Texas Art may have been a shareholder of Dougherty and then the Company for a combined period of greater than one year is simply not relevant for purposes of Rule 14a-8(a)(1). Rule 14a-8(a)(1), which was enacted as part of the Securities and Exchange Commission's (the "Commission") recent modification of the proxy rules, is designed to prohibit "abuse of the security holder proposal rule" by shareholders without a long-term interest in the issuer and its affairs. See SEC Release 34-20091 (August 16, 1983). This standard is not met by Texas Art which, although a former shareholder of Dougherty, is not in possession of a significant long-term interest in, and familiarity with the operations of, the Company. The staff (the "Staff") of the Commission has traditionally construed very strictly the procedural requirements of Rule 14a-8(a)(1). See, e.g., McGraw Hill (Jan. 30, 1980); Transamerica Corporation (Jan. 11, 1982); R.J. Reynolds Industries, Inc. (Dec. 24, 1981); Southern California Edison (Dec. 23, 1981); and Dresser Industries, Inc. (Dec. 7, 1981). There is no reason that recently promulgated Rule 14a-8(a)(1) should not be likewise strictly construed in order to achieve its policy purposes. Thus, since Texas Art has not held the Company's securities for more than one year, it is ineligible to make a proposal pursuant to Rule 14a-8.

FN2. In analogous situations under the securities laws, the exchange of shares pursuant to a merger agreement is treated as a purchase and sale. See, e.g., Rule 145(a)(2), promulgated pursuant to the Securities Act of 1933, as amended (stating that an "offer" and a "sale" exist where securities are received in an exchange pursuant to a merger agreement) and Newmark v. R.K.O. General, Inc., 425 F.2d 345 (2nd Cir.), cert. denied, 400 U.S. 854 (1970) (finding that a "purchase" and "sale" occur in a merger for the purpose of Section 16(b) of the Securities Exchange Act).

End of Footnote(s).

*16 Rule 14a-8(a) further provides that an issuer may omit from its proxy materials any proposal that violates Rule 14a-8(c). Rule 14a- 8(c)(3) provides as follows:

(c) The issuer may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

...

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials ...

(Emphasis added) Rule 14a-8(c)(3) thus provides that a proposal and a statement in support thereof may be omitted if either the proposal or the supporting statement is false and misleading within the meaning of Rule 14a- 9. The Texas Art proposal and supporting statement may be omitted pursuant to Rule 14a-8(c)(3) tatement in support of the proposal is false and misleading within the le 14a-9. First, the supporting statement is prima facie misleading s nothing to do with the proposal being made. Rather than providing the Company should consider a liquidation, the entire supporting tacks directorial action relating to a wholly unrelated matter--the of the Rights Distribution. The supporting statement is thus prima ading because it seeks to generate shareholder sentiment concerning one action and apply it to a wholly unrelated objective.

, even assuming that the subject matter of the supporting statement were o the proposal being made, the proposal would still be excludable under 8(c)(3) because the supporting statement contains numerous false and ng statements concerning theRights Distribution and the proposed ion. These misleading statements would prevent shareholders from giving consideration to this proposal. In regard to the proposed liquidation, porting statement claims that shareholders will realize fair and timely n their investment if they adopt the liquidation proposal. There is no for such a conclusory statement. In fact, the proposal calls for the y to sell its assets and to distribute to shareholders at the end of one year ales proceeds and the remaining assets. This apparently would require the ny either to sell assets under "fire sale" conditions and/or distribute rests in non-monetary assets that will be of little value in the hands of a p of thousands of dispersed shareholders. In the case of certain non-cash ts, the sheer practical impossibility of widespread distribution would mandate ale--perhaps at a severely depressed price. In neither event will the pany's shareholders necessarily receive "fair value" for their investment.

n regard to the action of the Company's Board of Directors on September 10, 1984, n declaring the Rights Distribution, Texas Art's claims are false and misleading n several respects. First, the claim that the Board's action served to entrench anagement is misleading because it fails to disclose that, in fact, 12 of the 17 members of the Board are independent, outside directors not otherwise affiliated with the company and with no position to "entrench". As is stated in the Company's September 10, 1984, letter to shareholders (a copy of which is attached hereto as Exhibit A), the Rights Distribution was declared "to deal with the narrow but very serious problem of another company using coercive tactics to deprive shareholders and the Board of any real opportunity to determine the destiny of **Owens**-Illinois." It had nothing to do with entrenchment. Second, the claim that the Board's action depressed the value of shareholders' investment is false. During the weeks preceding the Rights Distribution, the Company had been the subject of intense takeover speculation. See "**Owens**-Illinois Takes Anti-Takeover Step, Clears New Preferred," Wall Street Journal (September 12, 1984) (stating that trading in the Company's common stock had been "unusually active ... for about two weeks, giving rise to takeover rumors"). The price of the Company's stock rose from a closing price of $40.50 on August 24 to $44.25 on September 7. On November 2, 1984, the date of Texas Art's letter, the closing price was $38.75. The stock price has held up well throughout the recent falling market and yesterday closed at $39.25. Thus, there has been no significant change in the Company's fundamental stock price from the end of August through the date hereof. The reduction in price which followed the Rights Distribution reflected only elimination of the "takeover fluff" that had affected the market price in the weeks before the declaration of the Rights Distribution. It was not the kind of decline that reflects a decrease in the value of the assets or in the earnings potential of the Company, such as might be caused by a substantial write-off or an unfavorable earnings report. Thus, it cannot be fairly stated that the Rights Distribution had an adverse effect on the Company's stock price.

:tatement in support of the proposal is false and misleading within the ule 14a-9. First, the supporting statement is prima facie misleading as nothing to do with the proposal being made. Rather than providing the Company should consider a liquidation, the entire supporting ttacks directorial action relating to a wholly unrelated matter--the of the Rights Distribution. The supporting statement is thus prima eading because it seeks to generate shareholder sentiment concerning one l action and apply it to a wholly unrelated objective.

, even assuming that the subject matter of the supporting statement were o the proposal being made, the proposal would still be excludable under -8(c)(3) because the supporting statement contains numerous false and ng statements concerning theRights Distribution and the proposed ion. These misleading statements would prevent shareholders from giving d consideration to this proposal. In regard to the proposed liquidation, porting statement claims that shareholders will realize fair and timely on their investment if they adopt the liquidation proposal. There is no for such a conclusory statement. In fact, the proposal calls for the ny to sell its assets and to distribute to shareholders at the end of one year ales proceeds and the remaining assets. This apparently would require the any either to sell assets under "fire sale" conditions and/or distribute rests in non-monetary assets that will be of little value in the hands of a up of thousands of dispersed shareholders. In the case of certain non-cash ets, the sheer practical impossibility of widespread distribution would mandate ale--perhaps at a severely depressed price. In neither event will the npany's shareholders necessarily receive "fair value" for their investment.

In regard to the action of the Company's Board of Directors on September 10, 1984, n declaring the Rights Distribution, Texas Art's claims are false and misleading n several respects. First, the claim that the Board's action served to entrench management is misleading because it fails to disclose that, in fact, 12 of the 17 members of the Board are independent, outside directors not otherwise affiliated with the company and with no position to "entrench". As is stated in the Company's September 10, 1984, letter to shareholders (a copy of which is attached hereto as Exhibit A), the Rights Distribution was declared "to deal with the narrow but very serious problem of another company using coercive tactics to deprive shareholders and the Board of any real opportunity to determine the destiny of **Owens**-Illinois." It had nothing to do with entrenchment. Second, the claim that the Board's action depressed the value of shareholders' investment is false. During the weeks preceding the Rights Distribution, the Company had been the subject of intense takeover speculation. See "**Owens**-Illinois Takes Anti-Takeover Step, Clears New Preferred," Wall Street Journal (September 12, 1984) (stating that trading in the Company's common stock had been "unusually active ... for about two weeks, giving rise to takeover rumors"). The price of the Company's stock rose from a closing price of $40.50 on August 24 to $44.25 on September 7. On November 2, 1984, the date of Texas Art's letter, the closing price was $38.75. The stock price has held up well throughout the recent falling market and yesterday closed at $39.25. Thus, there has been no significant change in the Company's fundamental stock price from the end of August through the date hereof. The reduction in price which followed the Rights Distribution reflected only elimination of the "takeover fluff" that had affected the market price in the weeks before the declaration of the Rights Distribution. It was not the kind of decline that reflects a decrease in the value of the assets or in the earnings potential of the Company, such as might be caused by a substantial write-off or an unfavorable earnings report. Thus, it cannot be fairly stated that the Rights Distribution had an adverse effect on the Company's stock price.

*17 Finally, the statement that the Board's action prevents shareholders from exercising their "right" to decide on a tender offer is false because, even assuming that such a "right" exists, the Rights Distribution neither prevents anyone from making a tender offer nor prevents the Company's shareholders from tendering their shares pursuant to such a tender offer. Rather, although the Rights Distribution tends to deter any attempt to acquire the Company in a manner or on terms not approved by the directors, a tender offeror is free to approach the Company and negotiate an offer that the directors can recommend to the shareholders or to approach the shareholders directly without the directors' approval. Likewise, the Company's shareholders may tender their shares regardless of whether the offeror negotiates an offer with the Company's directors. Moreover, there is no basis for the claim that such a right exists. It is not necessary to cite the litany of judicial decisions upholding corporate actions designed to deter tender offers. Suffice it to say that courts have routinely upheld defensive actions taken both before and after the commencement of a tender offer. See, e.g., Panter v. Marshall Field, 645 F.2d 271 (7th Cir.), cert. denied, 454 U.S. 1092 (1981) (upholding the use of acquisitions and antitrust litigation to ward off a potential acquiror); Treadway Cos. v. Care Corp., 638 F.2d 357 (2d Cir.1980) (upholding a substantial sale of stock to a friendly third party to block a potential takeover); Lewis v. McGraw-Hill, 619 F.2d 192 (2d Cir.), cert. denied, 449 U.S. 951 (1980) (upholding the use of various defensive tactics designed to ward off a potential tender offer). If there were such a thing as an unfettered right to a tender offer, these decisions, and numerous others that have upheld defensive tactics undertaken both before and after a bid is made, would seem to have been incorrectly decided. To the contrary, no court has held that a shareholder "right to a tender offer" prohibits defensive tactics.

For the reasons discussed herein, the Texas Art proposal violates Rule 14a-8(a)(1) and Rule 14a-8(c)(3) promulgated under the Act and may be omitted from the Company's Proxy Materials.

ENCLOSURE

Exhibit C

RESOLVED, that the corporation shall liquidate and dissolve pursuant to the following Plan of Liquidation and Dissolution and in accordance with Section 337 of the Internal Revenue Code:

(1) The officers and directors are authorized and directed to proceed promptly to wind up the corporation's affairs; to sell the assets on such terms as they may deem desirable; to pay or provide for any remaining liabilities; to establish a reserve in a reasonable amount to meet known liabilities and liquidating expenses and estimated unascertained or contingent liabilities and contingent expenses, if they deem such a reserve desirable; and to distribute within the twelve-month period beginning on the date of the adoption of this Plan of Liquidation the sales proceeds and any other assets of the corporation, subject to any remaining liabilities, to the shareholders in proportion to the number of shares owned by them in cancellation of their shares.

*18 (2) If a reserve established to meet claims against the corporation is maintained after expiration of the twelve-month period referred to above, the officers and directors shall arrange for the distribution of any unused balance of the reserve to the shareholders as soon as practicable.

(3) The officers and directors shall take all appropriate and necessary action to dissolve the corporation under Ohio law.

Reasons:

--The action of the Board of Directors of **Owens**-Illinois, Inc. on September 10, 1984 in declaring a dividend distribution of Rights to purchase Series A Junior Participating Preference Stock has deprived the shareholders, the owners of the company, of the opportunity to decide on a tender offer and to determine the destiny of their company.

--Without the approval of the shareholders the action of the Board of Directors serves to entrench management, who owns less than 1% of the company, and to depress the value of the shareholders' investment.

--In the opinion of the proponent, a vote in favor of the resolution to liquidate will allow the shareholders, the owners of the company, to realize a fair and timely value on their investment.

SEC LETTER

1934 Act / s ?? / Rule 14a-8

**February** 13, 1985

Publicly Available **February** 13, 1985

Re: Owens-Illinois, Inc. (the "Company")

Incoming letters dated December 11, 1984 and January 15, 17, 29 and 31, 1985

The proposal relates to liquidation of the Company.

There appears to be some basis for your view that the proponent did not meet the eligibility requirements of Rule 14a-8(a)(1) at the time the proposal was submitted. Specifically, we note that the proponent first acquired shares of Company stock on July 2, 1984, less than one year prior to the time the proposal was submitted, in connection with a merger between the Company and Dougherty Brothers Co. In light of the fact that the transaction in which the proponent acquired these shares appears to have constituted a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares commenced on July 2, 1984. Accordingly, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy material on the basis of Rule 14a-8(a)(1). In considering our enforcement alternatives, we have not found it necessary to reach the alternative bases for omission upon which you rely.

Sincerely,

Cecilia D. Blye

Special Counsel

Securities and Exchange Commission (S.E.C.)

1985 WL 53846 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Wendy's International, Inc.
Publicly Available January 6, 2003

LETTER TO SEC

December 16, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH ST., N.W.

WASHINGTON, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from The Sinsinawa Dominicans (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six (6) paper copies of this letter, the Proposal and the additional enclosures referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent by mail.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 8, 2003.

Summary of the Company's Position

In summary, the Company believes that it may exclude the Proposal from its Proxy materials under Rules 14a-8(b), (e) and (f) because:

- the Proponent has failed to demonstrate its eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b) after having been notified of the applicable requirements and being given an opportunity to do so pursuant to Rule 14a-8(f); and
- the Proponent submitted the Proposal after the deadline published in the Company's 2002 proxy statement (the "2002 Proxy Statement") in violation of Rule 14a-8(e).

The Proposal, Notification of Deficiencies and Failure to Remedy

On November 13, 2002, the Company received the enclosed letter, dated November 8, 2002, from the Proponent setting forth the Proposal. The Proposal requests that the Company include a resolution in the Company's Proxy Materials recommending that the Board of Directors of the Company review the Company's policies for food products containing genetically engineered ingredients. With regard to its eligibility to submit a shareholder proposal in accordance with Rule 14a-8, the Proponent's November 8 letter stated that it is the beneficial owner of 32 shares of the Company's common stock, that it intended to hold "the required value of common stock at least through the date of our Company's Annual Meeting" and that verification of its ownership was enclosed. The verification enclosed with the Proponent's November 8 letter was a statement from the record holder bank, dated November 4, 2002, a copy of which is also enclosed, stating that "[t]his verifies that [the Proponent] won [sic] and hold in street name in their Heartland Financial USA, Inc. account 32 shares of [the Company]."

*2 The Company responded to the Proponent's November 8 letter with a letter dated November 26, 2002, a copy of which is enclosed. In accordance with Rule 14a-8(f), the Company's November 26 letter:

- advised the Proponent of the eligibility requirements set forth in Rule 14a-8(b);
- advised the Proponent that, because the Proponent's letter did not indicate that it owned the minimum amount of Company stock required by Rule 14a-8(b) when it submitted the Proposal and because the Proposal was submitted after the deadline for shareholder proposals as published in the Company's 2002 proxy statement, the Company intended to exclude the Proposal from the Proxy Materials and to submit a no-action request letter to the SEC in accordance with Rule 14a-8(j);
- stated that the Company could assert substantive arguments against including the Proposal in the no-action request letter; and
- invited the Proponent to demonstrate that it met the eligibility and procedural requirements to submit a shareholder proposal under Rule 14a-8 and notified the Proponent of the time frame for its response.

On December 11, 2002, the Company received a letter from the Proponent ("Proponent's Response"), a copy of which is attached hereto. Proponent's Response:

- acknowledged that the Company received the Proposal on November 13, 2002;
- acknowledged that Proponent alone did not hold the required value of common shares; and
- alleged that "the co-filer of the [Proposal], the Sisters of Mercy of the St. Louis Regional Community, Inc. ("Sisters of Mercy") own a total of 100 shares."

The verification enclosed with Proponent's Response was a revised letter from the record holder bank dated November 8, 2002, a copy of which is enclosed, which:

- reiterated that the Proponent was the record holder of 32 shares of Company stock; and
- added that "[t]hey have owned these shares continuously for the last twelve months."

To date, the Company has not received any communication from the Sisters of Mercy indicating it is a "co-filer" of the Proposal as alleged in the Proponent's Response or any ownership information which would substantiate its eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b).

Grounds for Exclusion of the Proposal

The Company believes that the Proposal may be omitted pursuant to Rules 14a-8(b) and (f).

I. The Proponent is Ineligible to Submit the Proposal Under Rule 14a-8(b)

*3 Under Rule 14a-8(b) (Question 2), to be eligible to submit a shareholder proposal, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date it submitted the Proposal (and must continue to hold those securities through the date of the meeting). Rule 14a-8(b) further requires that the Proponent prove its eligibility by submitting to the Company a written statement from the record owner of the Proponent's shares verifying that, at the time the proposal was submitted, the Proponent continuously held the shares for at least one year.

The Proponent failed to establish its eligibility to submita proposal in accordance with Rule 14a-8(b) because the number of shares held by the Proponent does not satisfy the ownership requirements of Rule 14a-8(b):

• According to the Proponent, it was the beneficial owner of 32 shares of the Company as of the date the Proposal was submitted to the Company;

• The record owner bank verified that the Proponent beneficially owned 32 shares of the Company in street name; and

• The market value of 32 shares of the Company, calculated pursuant to the method discussed in Section C.1.a. of Staff Legal Bulletin No. 14, equals $1,167.04. [FN1]

FN1. Based on reported composite prices the highest intra-day selling price of the Company's common stock during the 60 calendar days before the Proponent submitted its proposal was $36.47 per share on October 2, 2002.

End of Footnote(s).

In the Company's November 26 letter, the Proponent was told it had 14 calendar days from receipt of the November 26 letter to respond to the Company with the requisite proof of eligibility. Evidence of delivery on November 27, 2002, is enclosed. Although the Company received the Proponent's response within the 14 day time frame, the response fails to provide any additional ownership information to substantiate that the Proponent owns the requisite numbers of shares. In fact, both Proponent and the record owner merely reiterate that the Proponent beneficially owns 32 shares of the Company. Notwithstanding Proponent's unsupported claim that the Sisters of Mercy is a "co-filer" of the Proposal, absolutely no ownership information which would substantiate the eligibility of the Sisters of Mercy to submit a shareholder proposal pursuant to Rule 14a-8(b) has been provided.

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to supply, within 14 days of receipt of a request, documentary support sufficiently evidencing that the proponent satisfies the minimum ownership requirement for the one-year period required by Rule 14a-8(b). See, e.g., Equidyne Corporation (avail. November 19, 2002; Actuant Corporation (avail. October 9, 2002); The May Department Stores Company (avail. March 21,

2002); McDonald's Corporation (avail. March 13, 2002); Weirton Steel Corporation (avail. March 9, 2001). In addition, on July 13, 2001, the Staff issued a Staff Legal Bulletin regarding Rule 14a-8, which stated:

*4 If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and
- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Staff Legal Bulletin No. 14, section C.6, July 13, 2001.

The Company believes that, consistent with the Staff's positions in the letters cited above and Staff Legal Bulletin No. 14, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(b) because the Proponent failed to demonstrate after timely request by the Company that, at the time the Proponent submitted the Proposal, it held $2,000 in market value or 1% of the securities of the Company.

II. The Proponent Failed to Timely Submit the Proposal in Violation of Rule 14a-8(e)

The Company also believes that the Proposal may be omitted from the Proxy Materials pursuant to Rules 14a-8(e) and (f). Under Rule 14a-8(e), a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The date of the Company's proxy statement released to shareholders in connection with the Company's 2002 Proxy Statement was March 12, 2002. Accordingly, the deadline for submitting a proposal for inclusion in the 2003 Proxy Materials was November 12, 2002. This deadline was clearly set forth in the Company's 2002 Proxy Statement. The Company received the Proponent's letter, dated November 8, 2002, on November 13, 2002. Because the Proponent failed to timely submit the Proposal and the Company followed the procedural requirements of Rule 14a-8(f) as set forth in Part I above, the Company believes it may properly exclude the Proposal from the Company's 2002 Proxy Materials.

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to meet the deadline for submitting shareholder proposals as required by Rule 14a-8(e). See, e.g., UGI Corporation (avail. November 20, 2002); Oracle Corporation (avail. August 22, 2002); and Sara Lee Corporation (avail. July 19, 2002).

*5 The Company believes that, consistent with the Staff's positions in the letters cited above, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(e) because the Proponent failed to submit the Proposal prior to the deadline for shareholder proposals.

Conclusion

The Proponent failed to provide documentary support that it met the eligibility requirements for submitting a shareholder proposal, as required by Rule 14a-8(b), as of the date of submission of the Proposal. Furthermore, the Proponent failed to submit the Proposal prior to the deadline for shareholder proposals as required by Rule 14a-8(e). The Company notified the Proponent of the eligibility and procedural defects of the Proposal, timely giving the Proponent the opportunity to demonstrate its eligibility for submitting the shareholder proposal. However, the Proponent failed to comply with the request for information.

The Proponent was advised in the Company's November 26 letter, without waiving other possible bases for exclusion, that the Company intended to exclude the Proposal if the Proponent failed to demonstrate that it met the eligibility and procedural criteria to submit the Proposal, pursuant to Rule 14a-8(b), (e) and (f).

We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Materials for the reasons set forth above.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please contact the undersigned at (614) 764-3210.

Sincerely,
Leon M. McCorkle, Jr.

Executive Vice President

General Counsel Secretary

WENDY'S INTERNATIONAL, INC.

P.O. Box 256

4288 West Dublin Granville Rd.

Dublin, Ohio 43017

614-764-3210

ENCLOSURE

MR. LEE MCCORKLE

EXECUTIVE VICE PRESIDENT

WENDY'S INTERNATIONAL, INC

P.O. BOX 256

4288 WEST DUBLIN GRANVILLE RD.

DUBLIN, OHIO 43017

Dear Mr. McCorkle,
This is regarding your letter concerning the Sinsinawa Dominican Inc. eligibility to submit the resolution entitled, Report on Impacts of Genetically Engineered Food.

You received this resolution on November 13, 2002.

It is correct that Sinsinawa Dominican Inc. alone do not hold at least $2,000 worth of Wendy's stock. However, the co-filer of the above resolution, the Sisters of Mercy of the St. Louis Regional Community, Inc. own a total of 100 shares. Consequently, together we own the necessary amount to file this resolution. Therefore, I expect you to include our resolution in the 2003 proxy statement.

I am grateful for your willingness to speak with us regarding our concerns related to genetically engineered foods. I will be in touch with your assistant, Kathleen McLaughlin to arrange a time to talk with you.

*6 Sincerely,
Sr. Regina McKillip, OP

Committee Member

ENCLOSURE

November 8, 2002

JOHN T. SCHUESSLER, CEO

WENDY'S INTERNATIONAL, INC.

4288 WEST DUBLIN-GRANVILLE RD.

P.O. BOX 256

DUBLIN, OH 43017

Dear Mr. Schuessler,
Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 32 shares of Wendy's International common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution entitled, Report on Impacts of Genetically Engineered Food. This resolution recommends that our Board review the Company's policies for food products containing genetically engineered ingredients.

I hereby submit that we, Sinsinawa Dominicans, Inc. should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2003 Annual Meeting, in accord with rule # 14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting. We would be very willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,
Sr. Regina McKillip, OP

Committee Member

REPORT ON IMPACTS OF GENETICALLY ENGINEERED FOOD

Wendy's International

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

Supporting Statement

There continue to be indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- The National Academy of Sciences (NAS) report (8/2002) Animal Biotechnology: Science-Based Concerns cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p. 14). Environmental problems from accidentally released transgenic animals such as fish or pigs could be difficult to identify and more difficult to remedy;
- Research reported to the Ecological Society of America indicated that a gene artificially inserted into crop plants to fend off pests can migrate to weeds in a natural environment and make the weeds stronger (8/8/2002);
- The NAS report, Genetically Modified Pest-Protected Plants, recommends improved methods for identifying potential allergens in genetically engineered pest-protected plants and found the potential for gaps in regulatory coverage (4/2000);

*7 • The NAS report The Environmental Effects of Transgenic Plants calls for "significantly more transparent and rigorous testing and assessment" of GE-plants (2/2002);

- Since fall 2000, many millions of dollars have been spent by food companies in recalling food containing GE corn not approved for human consumption;
- For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;
- Research has shown that GE-Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;
- Crops engineered to produce pharmaceuticals and industrial chemicals could pollute the food system if companies and farmers do not adhere to the voluntary planting guides of the industry (10/21/2002).

Markets for GE-foods are threatened by extensive resistance:

• Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs. Countries can decide whether to import those commodities based on a scientific risk assessment;
• Countries around the world, including Brazil, Greece, and Thailand, have instituted moratoriums or banned importation of GE seeds and crops;
• Labeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in approximately a dozen opinion polls in the U.S.

We urge that this report:

1) identify the scope of the Company's products that are derived from/contain GE ingredients;

2) outline a contingency plan for sourcing non-GE ingredients should circumstances so require;

3) cite evidence of long-term safety testing that demonstrates that GE crops, organisms, or products thereof are actually safe for humans, animals, and the environment.

ENCLOSURE

November 26, 2002

SR. REGINA MCKILLIP, O.P.

THE SINSINAWA DOMINICANS

PEACE AND JUSTICE OFFICE

7200 WEST DIVISION ST.

RIVER FOREST, IL 60305

Dear Sister McKillip:
Your letter and shareholder proposal dated November 8 regarding genetically engineered foods addressed to our Chairman and Chief Executive Officer Jack Schuessler has been forwarded to me for a response. Your letter, which we received on November 13, indicates that Sinsinawa Dominicans, Inc. holds 32 common shares of Wendy's International, Inc. in street name. It also purports to have been submitted under Securities and Exchange Commission Rule 14d-8.

As you may be aware, Rule 14d-8 specifies certain eligibility and procedural criteria that must be met before a proposal can be properly submitted, including continuously holding at least $2,000 of the issuer's shares for at least one year prior to the date the proposal is submitted and receipt of the proposal by the date published in the issuer's last prior proxy statement. Since your letter indicates that you hold less than $2,000 of our common shares and was received after the date published in our 2002 proxy statement, we intend to exclude the proposalfrom our 2003 proxy statement and to submit a no-action request letter to the Commission in accordance with Rule 14d-8(j). We may also assert substantive arguments to the Commission. If you believe that you meet the eligibility and procedural criteria as described above you must postmark your written response, or transmit it electronically, together with proof of ownership as required by Rule 14d- 8(b) to me by no later than 14 calendar days from the date you receive this letter.

*8 The foregoing response aside, we would be interested in speaking with you or your designee to better understand your concerns related to so called genetically engineered foods. The subject you attempt to introduce is both complex and paradoxical. As you know better than I, at least since the recognition of the works of the Augustinian Gregor Mendel, the untold benefits of attention to genetics in feeding the populations of the world as against imagined effects of that attention have been and are being studied and debated. The scope and breadth of your draft proposal suggests both immense cost and duplication of existing and ongoing scientific efforts. Please call my assistant, Kathleen McLaughlin, at 614-764-3211, to arrange a mutually convenient time, should you be interested in further discussion.

Sincerely,
Leon M. McCorkle, Jr.

Executive Vice President

General Counsel Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 6, 2003

Publicly Available January 6, 2003

Re: Wendy's International, Inc.

Incoming letter dated December 16, 2002

The proposal requests that the board report on Wendy's policies relating to food products containing genetically engineered ingredients to identify the risks, financial costs and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by Wendy's.

There appears to be some basis for your view that Wendy's may exclude the proposal under rule 14a-8(e)(2) because Wendy's received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Wendy's omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wendy's relies.

Sincerely,

Gail A. Pierce

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

*9 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 105262 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 International Business Machines Corporation
Publicly Available December 26, 2002

LETTER TO SEC

December 2, 2002

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DEPARTMENT OF CORPORATION FINANCE

450 FIFTH STREET, N.W., JUDICIARY PLAZA

WASHINGTON, D.C. 20549

Subject: IBM Proxy Statement - Untimely filing of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with letter from the Grand Rapids Dominicans dated November 19, 2002 (the "Proponent") submitting a stockholder proposal to disclose our social, environmental and economic performance by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines (See Exhibit A).

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") because of its untimely receipt. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION BY THE PROPONENT

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2002 annual meeting was dated and released on March 11, 2002. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2002 annual meeting informed stockholders that proposals for the 2003 annual meeting had to be received by November 11, 2002 to be considered for inclusion in the Company's 2003 proxy statement. (See Exhibit B).

Under this Rule, the subject Proposal, being sent by the Proponent, and received by the Company, after the November 11 deadline, was untimely. The instant Proposal, dated November 19, 2002 was received by IBM on November 26, 2002, well after the Company's November 11 deadline. The Proposal may therefore be excluded from the

Company's proxy materials for its 2003 annual meeting.

In this connection, the Staff has made it very clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even if a proposal is submitted only one day late. Accordingly, IBM respectfully requests your advice that the staff will not recommend any enforcement action to the Commission if the instant Proposal is omitted from IBM's proxy materials being prepared for the 2003 Annual Meeting pursuant to Rule 14a-8(e). By copy of this letter, we are so advising the Proponent. If there are any questions relating to this submission, please contact the undersigned at 914-499-6148. Thank you for your interest and attention in this matter.

*2 Very truly yours,
Stuart S. Moskowitz

Senior Counsel

IBM

New Orchard Road

Armonk, NY 10504

ENCLOSURE

November 19, 2002

LOUIS V. GERSTNER, JR

IBM CORPORATION

1133 WESTCHESTER AVENUE

WHITE PLAINS, NEW YORK 10604

Re: Resolution for 2003 Annual Shareholder Meeting

Dear Mr. Gerstner,
The Sisters of the Order of St. Dominic (Grand Rapids Dominicans) are the beneficial owners of at least $2,000 of shares of IBM stock. A letter of verification is enclosed.

I am authorized to inform you of our intention to present the enclosed resolution, in conjunction with the New York City Office of Comptroller and other shareholders from the Interfaith Center for Corporate Responsibilities as well as other socially responsible investors for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion I the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $2,000 of shares through the date of the annual meeting.

We as a congregation are committed to the care of the earth and have stated our intentions concerning human rights and care of the earth in our 1992-94 document DIRECTION STATEMENTS. Given those commitments, we further endorse the Global Reporting Initiative Guidelines as a framework for reporting on an organization's economic, environmental, and social performance. We therefore support the resolution requesting disclosure of our social, environmental and economic performance based on the GRI sustainability reporting guidelines.

Sincerely yours,
Mary Brigid Clingman OP

Grand Rapids Dominican Sisters

Councilor of Mission and Advocacy

IBM

RESOLUTION TO DISCLOSE SOCIAL, ENVIRONMENTAL, AND ECONOMIC PERFORMANCE

Whereas:

Disclosure of key information is a founding principle of our capital markets;

For investors, sustainability reporting will provide non-financial information that can contribute to long-term shareholder value. The Dow Jones Sustainability Index World (DJSI World), which analyzes financial performances as well as the economic, environmental, and social performances of included companies, has outperformed the Dow Jones Global Index from 1994 to 2001;

We believe the linkage between sustainability performance and long-term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting value in capital markets. Major firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

Companies increasingly recognize that transparency and dialogue with stakeholders about performance, priorities, and future sustainability plans are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment";

*3 We believe sustainability reporting can warn of trouble spots and signal cost-saving opportunities, to both management and shareholders. Disclosure of energy consumption allows companies and shareholders to assess environmental performance, potential regulatory actions and reputational risk associated with business activities;

The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the Guidelines), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);

More than 120 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the Guidelines for sustainability reporting;

Moreover, many important global organizations support the Guidelines. At the 2002 Johannesburg World Summit on Sustainable Development, Article 17 of the Plan of Implementation commits countries to "enhance corporate environmental and social responsibility and accountability." In the United States, the EPA modeled certain disclosure requirements on the environmental component of the Guidelines. The European Union Framework for Corporate Social Responsibility recommends the use of the Guidelines. Australia, Japan and the United Kingdom have developed voluntary reporting guidelines consistent with the Guidelines. In 2002 the Johannesburg Stock Exchange became the first exchange to require all listed companies to comply with a code of conduct that requests disclosure of non-financial information consistent with the Guidelines;

RESOLVED:

That shareholders request that IBM disclose its social, environmental and economic performance to the public by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines.

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 26, 2002

Publicly Available December 26, 2002

Re: International Business Machines Corporation

Incoming letter dated December 2, 2002

The proposal relates to sustainability.

There appears to be some basis for your view that IBM may exclude the Sisters of the Order of St. Dominic (Grand Rapids Dominicans) as a co-proponent of the proposal because IBM received it after the deadline for submitting proposals under rule 14a-8(e)(2). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the Sisters of the Order of St. Dominic (Grand Rapids Dominicans) as a co-proponent in reliance on rule 14a-8(e)(2).

*4 Sincerely,

Jennifer Bowes

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31887842 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 The Coca-Cola Company
Publicly Available December 24, 2002

LETTER TO SEC

December 12, 2002

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

MAIL STOP 4-2

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: The Coca-Cola Company/Exclusion From

Proxy Materials of Share Owner Proposal

Submitted by the Dentistry for Children &

Adolescents, Ltd.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal (the "Proposal") submitted by the Dentistry for Children & Adolescents, Ltd. (the "Proponent") from its proxy materials for its 2003 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal is excludable from the Company's 2003 proxy materials because (a) the Proponent failed to satisfy the eligibility requirements under Rule 14a-8(b) by (1) failing to submit evidence of ownership of the requisite amount of securities, despite being notified of the requirement and (2) failing to submit a written statement that it intends to hold its securities in the Company through the date of the Annual Meeting, despite being notified of the requirement and (b) the Proposal was not timely received by the Company.

BACKGROUND

The Company received the Proponent's initial submission on November 14, 2002. A copy of the Proponent's letter is attached as Exhibit A. The Proponent's letter failed to include any evidence of its ownership of the requisite amount of the shares of the Company's common stock or any statement of the Proponent's intent to hold its securities through the date of the Annual Meeting.

On November 19, 2002, the Company wrote to the Proponent to inform it that it needed to cure (within 14 days of her receipt of the Company's letter) the procedural and eligibility deficiency in its submission by providing: (1) information proving that it has held, for at least one year prior to the date of its submission, shares of the Company's common stock having at least $2,000 of market value or 1% of the outstanding shares of the Company's common stock as required by Rule 14a-8(b); and (2) a written statement that it intends to continue to hold such shares of common stock through the date of the Annual Meeting as required by Rule 14a-8(b). A copy of the Company's November 19, 2002 letter is attached hereto as Exhibit B. The Company's letter was received by the Proponent on November 23, 2002, as evidenced by the copy of the certified mail receipt attached hereto as Exhibit C..

*2 The Company's records do not list the Proponent as a registered holder of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b).

To date, the Company has received no response from the Proponent to its November 19, 2002 letter.

THE PROPOSAL

The Proposal reads:

"Resolved: Reformulation to reduce sugar content and increase or buffer pH should begin immediately in an effort to demonstrate concern for health related issues.

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals.

I. The Proponent Failed to Satisfy Eligibility Requirements Under Rule 14a- 8(b)

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal, a shareholder must be the record or beneficial owner of at least $2,000 in market value of the registrant's stock at the time the proposal is submitted, must have owned these shares for at least one year prior to submitting the proposal, and must continue to hold these shares through the date of the shareholder meeting at which the proposal is to be considered. In addition, a proponent is required under Rule 14a-8(b)(2) to provide the company with a written statement that the proponent intends to hold his or her securities through the date of the relevant shareholder meeting.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent has failed to provide written evidence of his or her ownership for at least one year prior to the date of the submission, of the requisite amount of securities. See e.g., The Coca-Cola Co. (Jan. 22, 2002), Harrah's Entertainment, Inc. (Nov. 10, 1999). In accordance with Rule 14a-8(f), on November 19, 2002, the Company informed the Proponent that it was not the record owner of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b). The Company also sent to the Proponent a copy of and directed it to Rule 14a-8(b) which provides guidance on means to provide evidence of the requisite stock ownership. To date the Proponent has not provided any evidence of its ownership of the requisite amount of the Company's common stock. Given the foregoing, the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(b)(1) because the Proponent failed to submit written evidence of its ownership of the requisite amount of the Company's common stock even after it was specifically informed of its obligation to do so by the Company as required by Rule 14a- 8(f).

*3 Additionally, the Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where, as here, the proponent failed to provide written notification to the company of his or her intent to hold the company's stock through the date of the annual meeting. See, e.g., The Coca-Cola Co. (Jan. 22, 2002), The Coca-Cola Co. (Jan. 8, 2001), New Jersey Resources Corp. (December 3, 1997). Consistent with this Staff position, we believe that the Proposals may be excluded from the Company's proxy materials under Rule 14a-8(b)(2) because the Proponent failed to submit any such written notification, even after it was specifically informed of its obligation to do so by the Company as required by Rule 14a-8(f). [FN1]

FN1. Where a company has never informed a proponent of the obligation to provide a written statement of intent to hold his or her securities, the Staff occasionally allows a proponent additional time to submit such a statement prior to allowing omission of the proposal. See SBC Communications, Inc. (Jan. 11, 1999). However, such a position would be inapposite here, since the Company specifically notified Proponent of its obligation to provide such a written statement in its November 19, 2002 letter.

End of Footnote(s).

II. The Proponent Failed to Satisfy Eligibility Requirements Under Rule 14a- 8(e)

Under Rule 14a-8(e) shareholder proposals "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Company's proxy materials for its 2002 annual meeting of share owners were released on March 4, 2001. As a result, pursuant to Rule 14a-8(e), the deadline for submitting proposals for inclusion in the proxy materials for the Annual Meeting was November 4, 2002. Such deadline was set forth in the proxy materials in accordance with Rule 14a-5(e).

The Proposal was not received by the Company until November 19, 2002, as evidenced by the stamp on the cover letter. It is the policy of the Office of the Secretary to stamp each incoming letter with the date on which it was received. Thus, the Proposal was not timely received and may be excluded from the proxy materials in accordance with Rule 14a-8(e).

It should be noted that even though the Proposal is dated October 26, 2002, it contains information as to value of shareholdings as of October 31, 2002. This would indicate that the letter was not written on the date set forth on the letter.

CONCLUSION

For the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

*4 If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,
Parth S. Munshi

Finance Counsel

THE COCA-COLA COMPANY

Coca-Cola Plaza

Atlanta, Georgia

ENCLOSURE

November 19, 2002

DENTISTRY FOR CHILDREN & ADOLESCENTS, LTD.

15 N.W. 7TH AVENUE

ROCHESTER, MINNESOTA 55901

ATTN: DR. CANDACE A. MENSING

Re: Share-Owner Proposal Received November 14, 2002

Dear Dr. Mensing:
Mr. Mark Preisinger, the Director of Share-Owner Affairs of The Coca-Cola Company ("Company"), provided me with a copy of your letter dated October 26, 2002. That letter was received at the Company on November 14, 2002, and a copy is attached.

It is unclear whether or nor you intended the letter to constitute a shareholder proposal for consideration at the Company's 2003 Annual Meeting of Shareowners. In the event that the letter was intended to be a shareholder proposal, such proposal was not received by the Company prior to the November 4, 2002 deadline as set forth in the Company's proxymaterials for its 2002 Annual Meeting of Shareowners. As a result the Company does not intend to include such proposal in its proxy materials for its 2003 Annual Meeting of Shareowners.

Notwithstanding the fact that the proposal was not timely submitted, the Company would also like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, of the following additional procedural and eligibility deficiencies in your letter:

1. You did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a- 8(b). Our records do not list you as a registered holder of shares of Company Common Stock. Since you are not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2) [Question 2], a copy of which is attached, tells you how to prove your eligibility (for example if your shares are held indirectly through your broker or bank).

2. You did not include a statement that you intend to continue to hold such shares of Common Stock through the date of the 2003 Annual Meeting of Share Owners, as required by Rule 14a-8(b)(2) [Question 2].

The foregoing must be corrected and the requested information furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, this would provide additional grounds for the Company to exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-676-6812 or e-mail at pmunshi@na.ko.com; to reply by courier, please reply to my attention at NAT 2108, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2108, P.O. Box 1734, Atlanta, Georgia, 30301-1734.

*5 Please phone me at 404-676-2671 should you have any questions. We appreciate your interest in the Company.

Very truly yours,
Parth S. Munshi

Finance Counsel

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 27, 2002

Publicly Available December 24, 2002

Re: The Coca-Cola Company

Incoming letter dated December 12, 2002

The proposal relates to reformulating Coca-Cola's soft drink products.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(e)(2) because Coca-Cola received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Jennifer Bowes

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the ruleby offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31890978 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 SBC Communications Inc
Publicly Available December 24, 2002

LETTER TO SEC

November 25, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: SBC Communications Inc. 2003 Annual Meeting

Shareholder Proposal of Chris Rossi

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 12, 2002, SBC received a shareholder proposal, (undated) from Chris Rossi for inclusion in SBC's 2003 proxy materials relating to its upcoming meeting. For the reason stated below, SBC intends to omit the proposal from its 2003 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: this statement and the proponent's correspondence submitting the proposal. A copy of this letter is being mailed concurrently to the proponent advising him of SBC's intention to omit the proposal from its proxy materials for the 2003 annual meeting.

Pursuant to Rule 14a-8(e)(2), the registrant must receive the proposal "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The deadline for submitting proposals for inclusion in the proxy materials for SBC's 2003 annual meeting was November 11, 2002, as noted in the company's 2002 proxy statement. Mr. Rossi's proposal was received on November 12, 2002, and was late. Because the proposal was not submitted on a timely basis, SBC will not address at this time additional reasons for omitting the proposal.

Therefore, it is my opinion that because the proposal was submitted after the deadline provided in Rule 14a-8(e)(2), SBC may properly omit the proposal from its proxy materials for its 2003 Annual Meeting.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,
Wayne A. Wirtz

Assistant General Counsel

SBC COMMUNICATIONS INC.

175 E. Houston Street

2nd Floor

San Antonio, Texas 78205

Phone 210 351-3736

ENCLOSURE

S.B.C CORP.

JOY RICK-CORP. SECRETARY

175 E. HOUSTON

SAN ANTONIO, TEXAS 78205

CHRIS ROSSI PROPOSAL TO BE SUBMITTED IN THE 2003

S.B.C CORP. PROXY MATERIAL

The shareholders of S.B.C CORP. request the board of Directors take the necessary steps to amend the company's governing instruments to adopt the following : Begining on the 2004 S.B.C. CORP. fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired.

*2 Chris Rossi holder of 1462 common shares certificates # SBC440911, SBC896898

Chris Rossi

Supporting Statement

Our country was founded on the principle of checks and balances of open competition. We have all profited handsomely from these principles. When a person, a company or a government entity has a monopoly all types of abuses occur. One reason there are no checks and balances,no competition to keep thing in line and on the up and up. Auditors are hired by a company, usually forever. Three recent catastrophes, Enron, Global Crossing, and Worldcom illustrate the need for this proposal. With a new auditor every four years, the last auditor is less inclined or will not have the time to be part of a fraud.

LETTER TO SEC

December 4, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: SBC Communications Chris Rossi Shareholder Proposal

Ladies and Gentlemen :
Enclosed is a copy of my return receipt for a certified mail containing my shareholder proposal . As you can see it was mailed November 6, 2002 . It was conveniently signed for by SBC on November 12, 2002 . Should I blame the U.S. Post Office or accuse SBC of another one of their abusive tactics to stonewall the shareholders from a legitimate proposaL, I won't say . I sent this proposal in good faith and in a timely manner . S.E.C. has , in the past , recommended sending proposals certified mail/return reciept requested .

Yours Truly,
Chris Rossi

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 24, 2002

Publicly Available December 24, 2002

Re: SBC Communications Inc

Incoming letter dated November 25, 2002

The proposal relates to audit firm rotation.

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(e)(2) because SBC received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Alex Shukhman

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

*3 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31887845 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 UGI Corporation
Publicly Available November 20, 2002

LETTER TO SEC

October 23, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8(e)(2)

Shareholder Proposal - Redemption of Any Poison Pill

Ladies and Gentlemen:

This letter requests your concurrence with the conclusion of UGI Corporation, a Pennsylvania corporation ("UGI"), that it can exclude from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders ("2003 Proxy Materials") a shareholder proposal (the "Proposal") that it received via facsimile from Mr. Nick Rossi on Saturday, October 5, 2002. Mr. Rossi's letter, in which he authorizes John Chevedden and/or his designee to act on Mr. Rossi's behalf with respect to the Proposal, and the Proposal are attached to this letter as Exhibit A.

UGI believes that it may properly exclude the Proposal from its 2003 Proxy Materials because Mr. Rossi failed to submit the Proposal in a timely manner pursuant to Rule 14a-8(e)(2) of the Exchange Act. UGI's proxy statement released to shareholders for its 2002 annual meeting of shareholders was dated January 4, 2002. Accordingly, pursuant to Rule 14a-8(e)(2), September 6, 2002 was the latest date for a shareholder to submit a proposal for inclusion in UGI's 2003 Proxy Materials. This submission deadline is clearly stated on page 3 of UGI's 2002 proxy statement. Because the offices of UGI were closed on Saturday, October 5, 2002, UGI did not have actual notice of the Proposal until Monday, October 7, 2002. Therefore, UGI intends to exclude the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(e)(2).

As of today's date, UGI anticipates filing its definitive proxy statement for its 2003 Annual Meeting of Shareholders on or about January 2, 2003. Because UGI received the Proposal on an untimely basis, it had only six business days to analyze, consult with counsel regarding, and prepare a response to the Proposal in order to meet the 80-day deadline in Rule 14a-8(j) rather than the 40 days it would have had had the Proposal been sent on a timely basis. Given UGI's prompt response to the Proposal, UGI respectfully requests that the staff waive the 80-day deadline in Rule 14a-8(j) given that the Proposal is excludable on its face pursuant to Rule 14a-8(e)(2). This request for relief from the 80-day deadline is consistent with similar requests where the Staff has granted such a waiver. See, e.g., Andrew Corporation (avail. Oct. 15, 1998), United Parcel Services (avail. Feb. 19, 1998), and Star Technologies, Inc. (avail. Jun. 25, 1996).

*2 For the foregoing reasons, we respectfully request that the Staff of the Division of Corporation Finance concur that UGI may properly exclude the Proposal from its 2003 Proxy Materials and that it will not recommend any enforcement action to the Securities and Exchange Commission if UGI excludes the Proposal from its 2003 Proxy Materials. In addition, UGI requests that the Staff waive the 80-day requirement in Rule 14a-8(j).

Enclosed pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Mr. Rossi and Mr. Chevedden informing them of our intention to exclude the Proposal from the 2003 Proxy Materials.

If you have any questions or require additional information concerning this request, please call me at (610) 337-1000. If possible, I would appreciate it if the Staff would send a copy of their response to this request to me by fax at (610) 992-3258 when it is available.

Sincerely,
Margaret M. Calabrese

Managing Counsel and Assistant Secretary

UGI CORPORATION

Box 858 Valley Forge, PA 19482 • 610-337-1000

ENCLOSURE

EXHIBIT A

October 1, 2002

MR. LON GREENBERG

CHAIRMAN

UGI CORPORATION (UGI)

460 NORTH GULPH ROAD

KING OF PRUSSIA, PA 19406

PHONE: (610) 337-1000

FAX: (610) 992-3259

Dear Mr. Greenberg,
This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the

required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder- supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Nick Rossi

3 - Shareholder Vote on Poison Pills This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

*3 A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, Wall Street Journal, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills

Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."

Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice

In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

SEC LETTER

1934 Act / s -- / Rule 14A-8

November 20, 2002

Publicly Available November 20, 2002

Re: UGI Corporation

Incoming letter dated October 23, 2002

The proposal relates to poison pill plans.

*4 There appears to be some basis for your view that UGI may exclude the proposal under rule 14a-8(e)(2) because UGI received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if UGI omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that UGI did not file its statement of objections to including the proposal at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Grace K. Lee

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31643233 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Guest Supply Inc.
Publicly Available October 20, 1998

LETTER TO SEC

September 18, 1998

OFFICE OF CHIEF COUNSEL

MAIL STOP 3-3

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Guest Supply Inc. -- Omission of Shareholder Proposal of William Cooney

Ladies and Gentlemen:
We are counsel for Guest Supply Inc. (the "Company"), a New Jersey corporation. On August 14, 1998, the Company received a letter via certified mail from William Cooney, a shareholder of the Company (the "Proponent"), enclosing a proposal and supporting statement (collectively, the "Proposal," Exhibit A hereto) for inclusion in the Company's proxy materials for the 1999 Annual Meeting of Shareholders (the "Proxy Materials").

The Company has determined that the Proposal may be omitted from the Proxy Materials on the following grounds:
(A) the Proposal is untimely because it was not received by the Company by the deadline for submitting shareholder proposals set forth in Rule 14a- 8(e)(2);
(B) the Proposal is procedurally defective under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to certify in writing the Proponent's continuous holding of his Company shares for at least one year and his intent to continue his ownership of those shares through the date of the Company's annual meeting, which defects have not been cured following the Company's provision of written notice of such defects;
(C) the Proposal's implementation would violate state law because it calls for the Company unilaterally to terminate an existing contract; and
(D) the Proposal is materially false or misleading.

By a copy of this letter, the Company is simultaneously informing the Proponent of the Company's intention to omit the Proposal from the Proxy Materials.

Pursuant to Rule 14a-8(j), we hereby enclose for filing the following documents:
1. Six copies of the proposal and supporting statement;
2. Five additional copies of this letter, which contains (a) the Company's statement of reasons why the Proposal may be omitted from the Proxy Materials, and (b) to the extent that any such reasons are based on matters of law, a supporting opinion of counsel.

THE PROPOSAL:

The proposal reads:

The shareholders of Guest Supply Inc. have determined that it is in the best interests of the shareholders that the shareholders' preferred purchase rights plan (as outlined on p. 15 of the 1997 annual report) be terminated. This plan only serves to entrench management and precludes the shareholders from exercising their right to sell their shares at a price they are happy with.

THE SUPPORTING STATEMENT:

The supporting statement reads:

Guest Supply has a shareholder rights plan, commonly known as a "poison pill", which is triggered when an acquiring entity accumulates over 20% of the company's stock. Even if 70%, 80%, or 90% of the shareholders think the acquisition is good for the shareholders the deal can be scuttled by Guest management invoking the poison pill. The clear purpose of the type of poison pill that Guest has is to entrench management in their positions, even if that entrenchment is contrary to the interests of the shareholders because the invoking of the pill scuttles a deal that the shareholders want. The shareholders own Guest Supply, not management. Therefore, this situation is intolerable. If the owners of the company determine that they wish for their investment to be sold at a price they deem to be fair, that should be the result in a free capitalist society. Many companies justify these poison pills by stating they are used often in U.S. corporations. This is not a valid excuse to crush the will of the shareholders at this company. A new kind of anti- takeover defense has become popular at U.S. corporations over the last few years that triggers rights plans when there is a majority vote of the shareholders invoking its operation. If Guest's Board of Directors had shareholders' interests at heart they would institute the new type of plan. Instead, on Aug. 6, 1997 they extended the old poison pill to ensure continued entrenchment of management, no matter how they performed. This situation must be remedied, and will be with a vote for this proposal.

GROUNDS FOR OMISSION:

A. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) AS UNTIMELY

*2 Under Rule 14a-8(e), a shareholder proposal is to be "received at the issuer's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's proxy statement for its 1998 annual meeting was dated December 11, 1997, so the deadline for receipt of proposals for the 1999 Annual Meeting was August 13, 1998. [FN1] The Proposal was received at the Company's principal executive offices on August 14, 1998, as confirmed by the official U.S. Postal Service receipt (Exhibit B). That was one day after the deadline as calculated pursuant to Rule 14a-8(e).

FN1. The Company's proxy statement for its 1998 Annual Meeting erroneously stated the deadline as August 12, 1998 -- based on the December 10, 1997, filing date of the proxy statement -- but that discrepancy is not material here.

End of Footnote(s).

The Division has routinely permitted registrants to omit shareholder proposals that were not received by the registrant by the deadline specified in Rule 14a-8(e). California Water Service Co. (available February 11, 1998); Caterpillar, Inc. (available December 23, 1997). The Division has interpreted such deadlines strictly. EG&G, Inc. (available December 23, 1997)(proposal received one day after deadline excludable, even though proposal dated one week before deadline).

Accordingly, we respectfully submit that the Proposal may be omitted as untimely under Rule 14a-8(e).

B. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b) AND RULE 14a-8(f)(1) AS PROCEDURALLY DEFECTIVE

Under Rule 14a-8(b), the Proponent was required to certify in writing at the time he submitted the Proposal that he had held the Company's stock continuously for at least one year and that he "intends to continue to hold the securities through the date of the meeting of shareholders." The Proponent did not satisfy this threshold requirement because he failed to certify in writing his continuous holding of his Company shares for at least one year, and his intent to continue his ownership of the Company's shares through the date of the Company's annual meeting. The Proposal also appears defective in that the Proponent's shares appear to be held jointly with a Margaret Cooney, who is not a signatory to the Proposal. By letter dated August 17, 1998 (Exhibit C), the Company notified the Proponent of those defects (also notifying him of the Proposal's untimeliness and reserving its objection). The Company has not received any response from the Proponent attempting to cure any of those defects.

Accordingly, we respectfully submit that the Proposal may be omitted as procedurally defective under Rule 14a-8(b) and Rule 14-8(f)(1).

C. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(2) BECAUSE IT WOULD REQUIRE THE COMPANY TO VIOLATE STATE LAW

Under Rule 14a-8(i)(2), a registrant may omit a proposal that would require it to violate state law. The Proposal would require the Company unilaterally to terminate an existing Rights Agreement entered into by the Company, as amended, effective August 15, 1997, pursuant to which the Company declared a non-cash dividend to be issued under specified circumstances to the Company's registered shareholders as of a certain date. Under such Rights Agreement, such registered shareholders are expressly vested with a right of action to enforce its terms. The Rights Agreement will expire on July 15, 2008.

*3 Having declared a non-cash dividend under the Rights Agreement in favor of the Company's shareholders, any unilateral termination of the Rights Agreement by the Company would constitute an anticipatory breach thereof. Such action would violate a basic principle of New Jersey law and could subject the Company to legal action by aggrieved shareholders. Seitz v. Mark-O-Lite Sign Contractors, Inc., 210 N.J. Super. 646, 510 A.2d 319, 323-324 (Law Div. 1986). The Commission has recognized that provisions of a shareholder proposal calling for the unilateral termination of an existing shareholder rights agreement may be excluded from the registrant's Proxy Materials. International Multifoods Corp. (available April 3, 1992).

Accordingly, we respectfully submit that the Proposal may be omitted under Rule 14a-8(i)(2).

D. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) AND RULE 14a-9 AS MATERIALLY FALSE OR MISLEADING

Under Rule 14a-8(i)(3) and Rule 14a-9, shareholder proposals that are materially false or misleading may be excluded.

The second sentence of the proposal asserts, without citing any factual support, that the Rights Agreement "only serves to entrench management." The third sentence of the supporting statement reiterates that unsubstantiated assertion ("[t]he clear purpose of the type of poison pill that Guest has is to entrench management in their positions").

The second and third sentences of the supporting statement also assert, again without factual substantiation, that the Rights Agreement prevents potential acquiring companies from making an acquisition of the Company's shares (the "invoking of the pill scuttles a deal").

Those assertions, particularly when phrased as if they were facts, are false or misleading. The Proponent cites no studies or other evidence to support his assertions. Indeed, the Proponent ignores available data showing that his assertions are false.

In November 1997, a leading proxy-solicitation firm, Georgeson & Company, published a study entitled "Mergers and Acquisitions: Poison Pills and Shareholder Value/1992-96" (Exhibit D). That study, which analyzed data for 319 takeover transactions over a five year period ending December 31, 1996, concludes that "poison pills" do not, in fact, "scuttle" deals or "entrench" management:

"Companies without poison pills did not exhibit a higher takeover rate relative to companies that had pills. In fact, non-pill companies exhibited a lower takeover rate, although the difference was not statistically significant." (Emphasis supplied.)

The Georgeson Study also concludes that "premiums to acquire target companies with poison pills were on average eight percentage points higher than premiums paid for companies that did not have poison pills." (Emphasis added.) Accordingly, the Study concludes that arrangements like the Rights Agreements "provide shareholders with tangible economic benefits," and have proved to be effective in "increas[ing] target companies' power to negotiate higher takeover prices and thus maximize shareholder value." Those conclusions, which are based on data derived from a broad study of actual transactions -- after controlling for market capitalization, price-to-book ratio, and bid attitude -- belie the Proponent's assertions that the "only" purpose of the Rights Agreement is to "entrench" management and "scuttle" deals.

*4 In Baldwin Corporation (available February 20, 1998), the Division recognized that a proposal attacking a shareholder rights plan for "entrenching" management was potentially false and misleading, and, as phrased, could be excluded.

CONCLUSION:

On behalf of the Company, we respectfully request the concurrence of the Division that the Proposal may be omitted from the Company's 1999 Proxy Materials pursuant to Rule 14a-8(e), Rule 14a-8(b), Rule 14a-8(f)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(3) and Rule 14a-9.

To the extent the reasons discussed above are based on matters of law, this letter constitutes our legal opinion.

Should the Division wish to discuss this matter or require any additional information, please contact David Wawro at (212) 880-6288 or Dean T. Cho at (212) 880-6027.

Respectfully submitted,
HAYTHE & CURLEY

237 Park Avenue

New York, N.Y. 10017-3142

(212) 880-6000

SEC LETTER

1934 Act / s -- / Rule 14A-8

October 20, 1998

Publicly Available October 20, 1998

Re: Guest Supply Inc. (the "Company")

Incoming letter dated September 18, 1998

The proposal relates to the termination of a rights plan.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials under rule 14a-8(e)(2) because the Company received it after the deadline for submitting proposals. We note in particular your representation that the Company received the proposal one day after its deadline. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials under rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Carolyn J. Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1998 WL 730561 (S.E.C. No - Action Letter)

END OF DOCUMENT

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: ConocoPhillips
Incoming letter dated February 4, 2003

The proposal relates to greenhouse gas emissions.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(b), because at the time the proponents submitted the proposal, they did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(b). We note in particular that the proponents acquired shares of ConocoPhillips' voting securities in connection with a plan of merger involving ConocoPhillips. In light of the fact that the transaction in which the proponents acquired these shares appears to constitute a separate sale and purchase of securities for the purposes of the federal securities laws, it is our view that the proponents' holding period for ConocoPhillips shares did not commence earlier than August 30, 2002, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ConocoPhillips relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor